60th ANNIVERSARY
辉煌甲子 追梦百年

中國東方航空
CHINA EASTERN

For our common sustainable development

2016 China Eastern Airlines

Corporate Social Responsibility Report

What does corporate social responsibility mean to China Eastern?

China Eastern was born with responsibility, and has been practising it all the years.

Fulfilling corporate social responsibility is our approach to contribute to the sustainable development of China and the world, as well as our source to realize sustainable and lasting business development.

The blueprint for the 2030 global sustainable development has been drawn. We will forge ahead together with our stakeholders for our common sustainable development.



ARY

追梦百年

Contents

CHINA EASTE

For our common sustainable develo

Corporate Social Responsibility

e Report

lines has released the corporate
ually. It discloses the Company's CSR
otes understanding, communication
ompany and its stakeholders, facilitates
cooperation based on the same value
ainable development of the Company
corporate social responsibility (CSR)
ern Airlines Corporation Limited, with
n sustainable development".

he 18th CPC Central Committee of the
s clearly proposed the five development
ination, green development, opening
e core idea of the 13th Five-Year
eloped on the basis of the above five
ecurity", which serves as the core
rt responds to the 17 UN Sustainable
ghts the sustainable development

he report mainly cover the Company's
m January 1, 2016 to December 31,
s may extend beyond the time scope if

lly. The last report was released in

4 Materiality Disclosure: G4-17, G4-22

its branches and wholly owned
ice may cover China Eastern Group and
es are partly held by China Eastern.

Report compilation principles

This report was prepared in accordance with *Guidelines to the State owned Enterprises Directly under the Central Government on Fulfilling Corporate Social Responsibilities* issued by State-owned Assets Supervision and Administration Commission of the State Council (SASAC), *Reporting Guide of Environmental, Social and Governance (HK-ESG)* issued by Hong Kong Exchanges and Clearing Limited, *Guidelines on Preparation of CSR Reports* and *Notice on Further Improvement of Poverty Alleviation Work Performance Disclosure of Listed Companies* issued by Shanghai Stock Exchange, *Social Responsibility of GB/T 36001 Guidance, Sustainability Reporting Guidelines (G4)* issued by the Global Reporting Initiative (GRI), *Social Responsibility Guide (ISO 26000:2010)* issued by International Organization for Standardization (ISO), *Writing and Compiling Guidelines of the Chinese Corporate Social Responsibility Reporting (CASS-CSR3.0)* issued of Chinese Academy of Social Sciences (CASS), *the UN 2030 Agenda for Sustainable Development,* and supplement guidelines in aviation service industry. With systematic integration of crucial guidelines and standards, the report has served as a response to stakeholders' expectations and requirements and highlighted industrial features and corporate characteristics.

Data source

Relevant information, data and case studies were collected from China Eastern and its subsidiaries and branches. All the materials have been reviewed by relevant authorities.

External audit

In order to ensure accuracy, China Eastern has authorized external audit institutions that are independently operated and have no conflict of interest with the Company to provide independent audit service for the Chinese CSR report, based on which an independent audit report was issued. Besides, China Eastern has completed materiality disclosure service of Global Reporting Initiative (GRI), which further improved the materiality of the report.

Abbreviations

To facilitate presentation and reading, "China Eastern Airlines Co., Ltd." in this report also was referred to as "China Eastern Airlines", "China Eastern", "the Company" and "We". "China Eastern Air Holding Company" was referred to as "China Eastern Group". The subsidiary "Shanghai Airlines Co., Ltd." was referred to as "Shanghai Airlines". "China United Airlines Co., Ltd." was referred to as "China United Airlines". "Eastern Airlines Technology Co., Ltd." was referred to as "Eastern Technology". "Shanghai Eastern Flight Training Co., Ltd." was referred to as "Shanghai Flight Training". "Eastern Airlines Logistics Co., Ltd." was referred to as "Eastern Logistics". "China Eastern Airlines E-Commerce Co., Ltd." was referred to as "Eastern E-commerce". "China Eastern Airlines Jiangsu Co., Ltd" was referred to as "China Eastern Jiangsu". "China Eastern Airlines Wuhan Co., Ltd." was referred to as "China Eastern Wuhan". All branches were referred to as "the name of region + branch".

Access to related information

The report comes in both Chinese and E
In the case of discrepancies, the Chines
precedence. The report was released in
electronic versions. The electronic versio
website of Shanghai Stock Exchange ar
website www.ceair.com. If you need a p
any suggestion, please contact us as fol

Contacting Department: Party Publicity
Eastern Airlines
Telephone: 021-22331435
Fax: 021-62686883
Address: 92, Konggang No.3 Road, Cha
Shanghai
Zip Code: 200335

G4 Materiali



International
• Setting up a working group
• Starting the training session
Analyzing material issues
• Collecting internal and external data to build an issue database
• Conducting questionnaires, interviews and surveys to identify material issues
• Reviewing and validating material issues
Drafting the report
• Finalizing report theme
• Drafting report framework
• Forming the first draft
Review
opinio
• Solicitir
opinior
• Inter-de
verifica
Improving/designing the report
• Revising the text
• Verifying data
• Generating the preliminary draft of report design
• Benchmarking
Report assurance
• Data and information verification
• Revising and improving the report
Publishing/Summarizing the report
• Releasing the report on Stock Exchange websites/company official websites
• Disseminating the report in multiple channels, media and languages
• Analyzing deficiencies of the report and finalizing the improvement plan

Process of report preparation

from Chairman



Nowadays, we are experiencing an unprecedented historical revolution. Despite of weak economic recovery, rising trade protectionism, anti-globalization thoughts and global issues such as climate change and terrorism, China has successfully ushered in the 13th Five-Year Plan period and has maintained a stable and healthy development of economy and the society. The new stage is largely attributed to the economic policy framework geared to the new normal of economic development, which has been established since the 18th CPC National Congress, the five development concepts of "innovation, coordination, green development, opening up and sharing", and the grand and strategic vision of "the Belt and Road".

The achievement has assured us that only through development can we address global challenges; only through coordinated development of the economy, society and environment can enterprises better contribute to the sustainable development of the country and the society. The UN 2030 Sustainable Development Goals (SDGs) cover the common and interrelated economic, social and environmental issues in the process of global sustainable development, and illuminate enterprises' path toward sustainable development. As a result, implementing "the five development concepts" has become the keynote of enterprises' sustainable development during the 13th Five-Year Plan period.

Central SOEs are an important pillar for national economy and the backbone of "the Belt and Road" construction. As one of the central SOEs, China Eastern has always kept its mission and responsibility in mind, persisted in planning the enterprise's reform and development under national strategy framework, and actively explored effective approaches to build a "Silk Road in the air" by strictly following "the Belt and Road Initiative", making a big difference to corporate image while serving national strategies. At present, China Eastern Airlines has achieved a considerable increase in operational benefits and occupied a leading position in the industry in terms of key performance index such as the input-output ratio. The Company is now accelerating its transformation from a traditional aviation transport enterprise to a modern integrated service supplier in aviation industry.

Civil aviation industry is of strategic importance to China. While pursuing sustainable development, we have persisted in planning security work from the perspective of "national strategy and security", unswervingly regarded security as the foundation of our development, and firmly put people's life and property as the top priority. With zero

> Only through development can we address global challenges;only through coordinated development of the economy, society and environment can enterprises better contribute to the sustainable development of the country and the society.

tolerance of potential safety hazards, we have strictly implemented the safety responsibility system, adopted scientific and technological means to improve safety management, and substantially promoted the building of safety culture, which guaranteed aviation safety and aviation security, and helped us realize a safe year of 2016.

Under constantly changing development circumstances, we have always highlighted revolution and innovation, cultivated innovation genes, and comprehensively enhanced reform and transformation, making innovation the first driving force to continuously promote transformation of the development model and supply-side structural reform. It is because of our perseverance in integrating practice with exploration, pursuing innovation in reforms, and seeking breakthroughs in development that our vitality of creativity has been released to gradually shape corporate charisma and also decided the future of the Company.

As an aviation service supplier, we have always put passengers' essential interests and great concerns in the first place, provided passengers with warm aviation services, and facilitated China Eastern Airlines to prevail in and become part of people's life and an important channel to solve people's living problems and improve quality of life. We have actively participated in actions against global climate change, and promoted green aviation and energy conservation and emission reduction. We have actively responded to national calls for poverty alleviation and made enormous efforts in targeted poverty alleviation and targeted poverty elimination projects. Meanwhile, we have integrated the development of China Eastern into social progress, realized a win-win situation with stakeholders in and out of the industry and at the upstream and downstream of the industrial chain. Through joint efforts with stakeholders, we try to serve people's production and life in a wider scope and promote social development, and enable the public to enjoy more fruits of development.

The promotion of "the Belt and Road Initiative" will surely expand

the strategic vision of our opening up, pr
with more room for global competition, a
to aviation enterprises just like China Ea
opening up as the essential path to pros
global development with a globalized vis
elites, and actively serve global aviation
international business ethics and exhibit
enterprises more broadly and widely on

"Over the past sixty years, we have ove
achievements". The year 2017 witnesse
foundation of China Eastern. In our histo
every historical milestone is a new start
usher in a new stage of development. S
starting point, we believe, China Eastern
country for its construction and people fo
embrace patriotism, repay stakeholders'
Eastern's centennial dream into national
great renaissance of the Chinese nation
corporate mission and responsibility. We
an honorable enterprise, strive to realize
a world-class airline, building a happy C
our wisdom and power to common susta

olumn:
ersary of China Eastern

oint of our great efforts. On that day, China Eastern began to fly to the sky with patriotic missions. For sixty years, a broad path for entrepreneurship, leaving impressive moments in the development history of civil aviation elopment of China Eastern is also a history of arduous entrepreneurship, bold advancement, grand reform, rious contribution. China Eastern has always prioritized national interests and shared weal and woe with the chapter for serving national economic and social development and building an airline dedicated to invigorating our

s of Corporate

Bureau of
of China
ed, with 7
uipped with
n fuselage)
i to Beijing,
espectively.

59

ch

t
nai
2

1988

- On April 27, Civil Aviation Administration of China (CAAC) approved of Shanghai Bureau of CAAC's adoption of the new name of China Eastern Airlines Corporation in No.302 CAAC Document. On June 25, China Eastern Airlines Corporation was officially listed.

1991

- China Eastern introduced MD-11 Aircraft to the international long-haul route from Shanghai to Los Angeles, which was China Eastern's first "flight to the world".

1993

- China Eastern joined International Air Transport Association (IATA).
- China Eastern Group officially announced its establishment.

1997

- In 1997, China Eastern was respectively listed in New York Stock Exchange, Hong Kong Exchanges and Clearing Limited and Shanghai Stock Exchange, becoming the first Chinese civil airline simultaneously listed the three exchanges.

2005

- China Eastern Airlines Corporation Limited announced the acquisition of subsidiaries wholly owned by China Eastern Group (namely China Eastern Airlines Northwest Branch and Yunnan Branch) and obtained the control of all of their aviation business and related assets.

2010

- China Eastern and Shanghai Airlines held the annual summing-up meeting for restructuring work and announced the completion of joint reorganization of China Eastern and Shanghai Airlines.

2011

- China Eastern together with its subsidiaries wholly its control held the celebration ceremony to announce its admittance into SkyTeam Alliance, becoming the 14th official member of the Alliance.

2014

- China Eastern held the Visual Identification System (VIS) Press Conference. The new VIS designed with China Eastern's new logo, benchmark brand color, ancillary figures and complementary applications, was unveiled to the public.
- China Eastern introduced the first Boeing 777-300ER Aircraft with a brand-new spray finishing and the new generation of Passenger Service System (PSS).

2

- China
coop
with C
NASD
- China
Disne
launc
China
Reso
China
carto
- China
with E
long-
of the



The photo of crew at the beginning of squadron



China Eastern Airlines H shares successfully listed in Hong Kong



China Eastern
Delta Air Lines

s of Corporate Social Responsibility

as in
quadron
aircrafts
ansport
the

1960

- China Eastern persisted in medical care and humanism. A total of 42 flights were dispatched to deliver medical personnel and medicine, half of which were night flights.
- Responding to the call of "Planting trees for a greener China", China Eastern embarked on afforestation by aerial seeding and seeded over 13 million mu of land within 30 years.

1976

- After a violent earthquake struck Tangshan, China Eastern participated in the disaster relief work for 10 days consecutively.

2003

- Since 2003, China Eastern has been conducting fixed-point poverty alleviation work in poverty-stricken counties of minorities in Shuangjiang and Cangyuan of Yunnan Province.

2008

- China Eastern participated in the disaster relief of Wenchuan Earthquake, dispatching a total of 498 flights to deliver 13,175 disaster relief personnel and wounded locals.

2011

Fukushima
77 cargo aircrafts of
rlines Ltd., an affiliate
stics, carried 100
relief supplies to the

- China Eastern completed the task of guaranteeing the emergent evacuation from Libya, which involved a total of 26 rescue flights of large aircrafts, bringing back 6,722 nationals safe and sound. China Eastern won the honor of "Outstanding Collective in Emergency Air Transport Service of Large-scale Evacuation from Libya".

2010

- China Eastern served Shanghai World Expo with quaternity service (sponsor, carrier, exhibitor, and service supplier) and was honored "Shanghai World Expo Advanced Collective".
- Shanghai Eastern held the launching ceremony of the voluntary public welfare project – "Love in China Eastern". Since then, Shanghai Eastern has systematically conducted public welfare activities such as community service and assistance to education.

- After an earthquake of 7.1 magnitude in Yushu, Qinghai, China Eastern immediately initiated the contingency plan and participated in the disaster relief work. China Eastern instantly delivered the first batch of firefighters and medical personnel to the hit area and rescued the first batch of casualties, for which China Eastern was honored "National Earthquake Relief Heroes Collective".

- After Ha
Eastern
national
charted
bringing
earthqu
Chinese
- China E
flight fro
building
Xinjiang

l "Advanced Unit of Central
on and Development Work"
pervision and Administration
ouncil (SASAC).
maiden flight of Xi'an -
zing the opening of the "heaven"
Xinjiang and Tibet.

2013

- China Eastern was listed among the top 10 of Fortune's ranking of 500 socially responsible global companies and ranked 1st in aviation industry.
- China Eastern Flight Safety Technology Institute, China's first corporate institute in civil aviation industry, was founded.

2015

- China Eastern won the highest award of "Diamond Flight Safety Award" by CAAC.
- In response to the national call of fighting against Ebola virus, China Eastern immediately dispatched flights to guarantee the air transport service for medical aid in Africa.
- After the earthquake hit Nepal, China Eastern sent 7 flights and evacuated 888 nationals from Nepal by air.
- China Eastern became the first airline that launched inflight internet service in China.

201

- China Eastern became
passenger aircrafts in th
- China Eastern Group w
Enterprise of Targeted P
Philanthropy Forum.

	In 1957	In 2016
s	3 routes	177 countries and regions worldwide 1,062 destinations
	28 crew members	Approximately 80,000 employees
	7 “revolutionary” aircrafts	A 600-aircraft fleet mainly comprises of global advanced aircrafts
gers	6,179	Over 100 million, ranking 7th in the world



The 60-year development course of China Eastern is a miniature of the growth of civil aviation of China growing from being s
powerful. I expect that China Eastern, as a backbone civil airline committed to serving the national strategic layout and an a
counterparts as the benchmark, will strive to enhance its core competence and international competitiveness.

Feng Zhenglin, A

The 60-year development course of China Eastern has made a great contribution to promoting the economic and social de
building Shanghai into an international air transport hub and transforming it into a modernized cosmopolitan. I sincerely hop
inherit the spirit of preciseness, efficiency, passion and transcendence to serve Eastern China and the world with Shanghai a
Eastern further success in the years ahead.”

Chen Yin, Deputy Mayor of the People’s Government of

“For the past sixty years, China Eastern has been dedicated to the cause of the CPC and serving the people, and has made
aviation industry. While serving national strategies, economic and social development and the mass public, China Eastern h
the sacred mission and responsibility as a central SOE. With enhanced scale, strength, development quality and profitability
Eastern has made significant contributions to the modernization and reform and opening-up of China. I sincerely wish China
future.”

Zhou Yubo, Vice Secretary of State-owned Assets Supervision and Administration Co

“As a corporation client of China Eastern, we have built up deep friendship with China Eastern through years of communica
60-year development has laid a solid foundation for China Eastern’s future development. With such a historical inheritance a
China Eastern is bound to achieve much more in the future.

Chen Derong, General Manager of China Baowu Steel Grou

“China Eastern is one of the largest and most successful airlines in China. The Company has become a world-famous brand
services for global travelers. Just like a diamond of SkyTeam Alliance, China Eastern has added to values of the Alliance.

Michael Wisbrun, Chairman of the SkyT

ing China Eastern

hina Eastern Airlines
from the first squadron of
ny is a Sino-foreign joint
China Eastern Group and
ackbone airlines of China.
tern cover domestic and
ional flights of passenger,
sport as well as extended
lude general aviation services,
equipment manufacturing
ices for domestic and foreign
services, E-commerce, air
other businesses related to
assengers carried by China
ion, ranking 7th in the world.



温哥华 Vancouver
多伦多 Toronto
纽约 New York
旧金山 San Francisco
洛杉矶 Los Angeles
伦敦 London
巴黎 Paris
法兰克福 Frankfurt
罗马 Roma
莫斯科 Moskva
北京 Beijing
西安 Xi'an
上海 Shanghai
昆明 Kunming
曼谷 Bangkok
香港 Hong Kong
台北 Taipei
首尔 Seoul
东京 Tokyo
新加坡 Singapore
吉隆坡 Kuala Lumpur
凯恩斯 Cairns
悉尼 Sydney
墨尔本 Melbourne

rcraft odel	Quantity 2016	2015	2014
777	16	9	4
767	6	6	6
757	0	0	5
737	234	211	190
340	0	0	4
330	51	51	44
321	66	48	39
320	163	160	154
319	36	35	29
MB	0	6	10
777	6	6	6
757	0	0	2
747	3	3	4
	581	535	497

B757, A340 and EMB aircrafts have gradually been eliminated in the recent three years.

177 countries and regions worldwide

10 branches

59 overseas outlets a offices

1,062 destinations

21 subsidiaries

75,3 employe



.956
016



Unit: Billion yuan
89.746
93.844
98.560
2014
2015
2016

Operating revenue



Unit:Billion yuan
4.120
5.671
6.507
2014
2015
2016

Total profits



Unit: Points
90.77
88.11
89.70
2014
2015
2016

Passenger satisfaction



Unit: Kg/100 passengers-km
3.72
3.63
3.55
2014
2015
2016

Unit fuel consumption



Unit: 10,
4.21
2014

The number o
Eastern" pub



936
016

s



Unit: Million
83.81
93.78
101.74
2014
2015
2016

The number of passengers carried



581
016



B-6120
SHANGHAI
DISNEY RESORT
上海迪士尼度假区

n 2016

ce in Shanghai
the service
ncere service for
adre employees
m came to the
ce concepts,
oncrete service
vice attitude,
werful cohesion
Eastern service

ehensive
ip.com in
d capital

with Disney
Eastern
greement with

ts with Boeing
se to introduce
l wide-body
'87 jets and 20
s that China
few airlines
A350, the most
e world. (Pic ②)

tern "BlueSky
which is an
al civil aviation
ern spirit to
ively. (Pic ⑦)

ony themed
tern" to
of "Eastern
on June
ntegrated
nnovatively
chain to offer
ce of "relaxation,
".

June, 2016

- Maiden flights of 4 newly developed routes connecting Shanghai to European cities of Saint Petersburg, Prague, Amsterdam and Madrid were launched. The number of flight destinations in Europe was increased to 9 from 5. A record that "4 long-haul routes to Europe launched within 8 days" was created. According to statistics, China Eastern's air transport capacity of international (regional) routes has increased the most in 2016 compared to previous years. (Pic ⑨)

September, 2016

- China Eastern held the conference on internationalization strategies in September 2016. The conference focused on effort to build a "world-class" airline through farsighted and innovative planning and systematic "top-level design" of internationalization strategies, blueprinting a new direction of China Eastern development in the new era.

- China Eastern's flagship VIP lounge at Pudong International Airport was launched, which is the largest independent VIP lounge at terminals in China. This is a new milestone of China Eastern in optimizing passengers' traveling experience, promoting service upgrade and building an international aviation service brand. (Pic ⑧)

October, 2016

- Guangdong branch of China Eastern was founded. With Guangdong branch as the base, China Eastern aims to seize opportunities and enhance the route network in Southern China. With such a new strategic supporting point, China Eastern can improve and optimize its air transport hub network in China and the rest of the world. (Pic ①)

- The final of civil aircrafts maintenance personnel skill competition and the 2nd civil flight attendant vocational skill competition were successively held, both of which are listed as second class national competitions. (Pic ③)

November, 2016

- Dozens of mainstream media including CCTV, People's Daily and Xinhua News Agency broadcast profound reports on "Reform Models", deeply analyzed China Eastern's practices and achievements in enhancing reform. SOEs are important power to boost comprehensive national strength, promote economic and social development, and guarantee and improve people's livelihood. With active performance, China Eastern has made new breakthroughs in many pivotal areas and been regarded as a typical model of SOEs' reform. (Pic ⑤)

- China Eastern took the lead to open the air freight route from China to Peru to promote the increase and optimization of bilateral trade. It is a symbolic result of enhanced bilateral strategic partnership.

- China Eastern signed the cooperation framework agreement with Commercial Aircraft Corporation of China, Ltd. (hereafter referred to as "COMAC"), becoming the first user of the large passenger aircraft - C919. In cooperation with COMAC, China Eastern has taken developing national aviation industry as its own mission, continuously promoted cooperation and innovation of the industrial chain, and facilitated C919 aircrafts to fly to more markets of world, contributing to large-scale application and future development of home-made large aircrafts.

December, 2016

- Mr. Liu was the 100,000,000th passenger of China Eastern in 2016, and it is the first time that annual passenger total of China Eastern exceeded 100 million. It is a new breakthrough of China Eastern as the 7th largest airline in the world, symbolizing the increasingly important role of China airlines in international civil aviation. The building of a nation of strong civil aviation and China Eastern's international influence have been further exhibited. (Pic ④)


①

②


④



⑦

⑧


Award name	Issuer
Brand Finance Global 500 2016 – world's 500 most valuable brands	Brand Finance
"BrandZ Top 30 Most Valuable Chinese Brands"	WPP
Hong Kong "Golden Bauhina Awards" "The Listed Company with the Most Investment Value during the "Thirteenth Five-Year" Period"	The Listed Companies Association of Beijing, The Hong Kong Chinese Enterprises Association, Hong Kong Takung-Wenwei Media Group
Asia Pacific Airline of the Year 2016	CAPA Asia Aviation Summit
"Poverty Alleviation Award of the Year 2016 of People's Enterprises CSR Awards"	People.cn
"GoldenBee·Leadership Enterprises" award	*China WTO Tribune*, Ministry of Commerce
"Best China Airline"	*Travel Trade Gazette* (TTG)
"Exemplary Enterprise in Precision Poverty Alleviation"	World Philanthropy Forum
International Carbon-Value Award - Carbon-Value Social Citizen Award	The World Economic and Environmental Conference (WEC)
"China's Most Respected Enterprise" at the 14th Annual Conference of Most Respected Companies in China	*The Economic Observer*
Asia Tourism - "Red Coral Award" "The Most Popular Airline"	Asian Tourism Industry Annual Conference 2016
Civil Aviation Communications Summit 2016 "Best Brand Value Award" "Best Overseas Communication Award"	CARNOC
"Award for the Best practice of Public Welfare Engagement"	China (Shanghai) Listed Companies CSR Summit (organized by Xinhuanet, The Listed Companies Association of Shanghai, Shanghai Federation of Economic Organizations, Financial Services Bureau of Shanghai Pudong New Area, and China Financial Information Center)
Award for best sample corporations of "Annual Employee Care"	Invest in Green Future – CSR and Innovation 2016 Shanghai Summit (organized by Shanghai Observer of Jiefang Daily, Shanghai Daily, and Eastday.com
"Award for Units with Outstanding Practice of Civil Aviation Internet Technology Application 2016"	Civil Aviation Internet Conference

Corporate Strategy and Governance

Corporate strategy

The year 2016 is the first year of the 13th Five-Year Plan period. Adhering to national guidance on enhancing SOE refor
Company's positioning in corporate transformation, China Eastern has followed new requirements and industrial develo
tasks and proposed new targets and new approaches to enhance the reform. A new development plan featuring "one g
guarantees and two aspirations" has been formulated.



1
Comprehensively deepening reform
2
Internationalized and internet-based development
3
Transformational development, brand building and capability improvement
2
A world-c
and a hap
Eastern

The new development plan of "1232"

Corporate governance

China Eastern strictly complies with domestic and overseas listing rules and relevant laws and regulations, and constantly improves the modern corporate governance structure consisting of shareholders' meeting, board of directors, board of supervisors and management which form a check-and-balance mechanism. In 2016, the Company assisted Shanghai Stock Exchange in the compilation of *No.19 Guideline on Industry Information Disclosure of Listing Companies - Air Transport* and soliciting opinions on the compilation work.

The shareholders' meeting, board of directors, board of supervisors and the management perform their respective duties independently in accordance with the stipulation in the *Articles*. There are Nomination and Remuneration Committee, Audit and Risk Management Committee, Planning and Development Committee and Aviation Safety and Environment Committee to assist and support the Board of Directors. In 2016, the Board of Directors consisted of 11 directors, among whom four were independent directors. The Company held two

shareholders' meetings, nine regular conf
board of directors and 16 meetings for sp
board. A total of 48 key corporate issues
in 2016, ensuring the smooth advance of
development reform. Moreover, the Comp
and senior executives to participate in bu
of its independent directors to conduct fie
on overseas business outlets in various a
management, internal risk control, marke
operation guarantee, etc.

The Company communicated with investo
way via face-to-face communication, tele
2016, the Company held a few domestic
communicated with 16 media on site, hel
domestic and international analysists and
communication with 78 institution investo

re: G4-17



Subsidiaries
Shanghai Airlines Co., Ltd.
China Eastern Airlines Yunnan Co., Ltd.
China Eastern Airlines Jiangsu Co., Ltd.
Eastern Airlines Logistics Co., Ltd.
Eastern Airlines Technology Co., Ltd.
China Eastern Airlines Wuhan Co., Ltd.
China United Airlines Co., Ltd.
Shanghai Eastern Flight Training Co., Ltd. (Institute of Flight Safety Technology Application)
Eastern Business Airlines Service Co., Ltd.
Shanghai Airlines Tours International (Group) Co., Ltd.
China Eastern Airlines E-Commerce Co., Ltd.
Branches
Northwest branch
Beijing branch
Shandong branch
Anhui branch
Jiangxi branch
Shanxi branch
Zhejiang branch
Gansu branch
Sichuan branch
Guangdong branch
Business units
Shanghai Flight Division
Passenger Marketing Committee
Ground Services Department
Chief-on-duty Manager Office
Operations Control Center
Cabin Service Department
Air Security Management Department
Information Department
Integrated Management Department
Training Center
Customer Service Center
China Eastern Airlines Hongqiao Construction Headquarters
Beijing New Airport China Eastern Base Project Construction Headquarters
ce
tary Office
ources
Department
d Development
tment
nagement Department
ion Office
rvision Department
lanagement Department
ology Management Department
e Engineering Department
partment
partment
Center
Department
ity Department
of Discipline Inspection
rvision Department)
Office
ue Committee

Organizational structure of China Eastern Airines

Name	Position
Liu Shaoyong	Chairman
Ma Xulun	Vice Chairman, Gener
Li Yangmin	Director, Party Secretary, Depu
Xu Zhao	Director
Gu Jiadan	Director
Tang Bing	Director and Vice P
Tian Liuwen	Director and Vice P
Li Ruoshan	Independent Dir
Ma Weihua	Independent Dir
Shao Ruiqing	Independent Dir
Cai Hongping	Independent Dir

Board of Directors



Annual General Meeting
Board of Directors
Board of Super
Nomination and
Remuneration Committee
Audit and Risk Management
Committee
Planning and Development
Committee
The Management

Corporate governance framework

s and regulations

reconditions for enterprises to achieve sustainable development. China Eastern has always complied with business corporate compliance management, enhanced employees' legal awareness, and cultivated a coporate culture of clean eration. The Company has observed laws and regulations on anti-trust and anti-unfair competition in countries and regions ess and participated in market competition in an equal, fair and transparent manner. In 2016, the contracts fulfillment rate ith no occurance of law suits against trust, and unfair competition and disputes over intellectual property rights.

system on

mplementation *Plan of g China Eastern Legal* nd *Labor Division of liance Construction* nings of legal system, *llection of Legal Lecture of China Eastern*

roject of CAAC - *cation Law Adaption in*

Improving contracts management

- Enhancing strategic cooperation with government on major projects and promoting cooperation with enterprises on joint-venture projects, financial projects, major infrastructure projects and major decision reviews
- Continuously improving contract review process and management system and amending *Contract Management Regulation* and *Regulation on Subsidiaries' Major Contracts Management*

Enhancing the protection of intellectual property rights

- Supporting brand strategies and guiding trademark registration of all subsidiaries
- Obtaining the invention patent certificate of "a monitoring approach and system of aircraft dispatching operation"

China Eastern continuously promoted legal compliance

spread, studied and implemented the decisions of major conferences held by the CPC Central Committee. In 2016, the ed the improvement of the anti-corruption system, undertook disciplinary interviews of Party style building and anti- onducted comprehensive supervision and inspection work, promoting the building of a good corporate style.

eleasing *Regulations on fillment of Party Style Construction on Work of China Eastern Airlines ed CPC Branch Committee* eleasing three regulations *ions on Disciplinary Inspection Disposal Work of China Eastern on Limited CPC Disciplinary ission*

Conducting comprehensive supervision and inspection work

- Conducting comprehensive supervision and inspection work in key areas and crucial links and building a long-term effective management and control mechanism through analyzing causes, sorting out the implementation flow and improving systems
- Conducting educational and professional trainings in advance in key time nodes, carrying out spot inspections in 12 business units such as Shanghai Airlines, Eastern Jiangsu, and Eastern Logistics, and organizing and conducting the rectification work on "Four styles (formalism, bureaucracy, hedonism and extravagancy)"

ing codes of punishment, firmly countable for their regulation ations, and reasonably adopting criticizing and education and ews to handle discipline and ns ue of clue verification efforts and procedures for disciplinary review

Improving occupational capability and responsibility fulfillment

- Improving the capability of China Eastern discipline inspection team, and following the team's deployment and adopted its WeChat group platform to carry out the seminar of "One question for one day, one case for one discipline" according to the Company's disciplinary inspection team

China Eastern continuously promoted anti-corruption work

Risk control

The Company has taken a risk-oriented approach to constantly strengthen risk control, improve internal control system construction, and completed the task of sorting out risks. The Company has enhanced audit and supervision of high-risk business and affairs, established a normalized overseas audit mechanism, explored effective approaches to integrate risk management and control with traditional audit, and organized targeted trainings in risk control.

In 2016, the Company continuously promoted the construction of internal risk control system, printed and released *the Manual on Updating and Maintenance Plan of Internal Risk Control 2016,* and drafted regulations including *Regulations on the Implementation of Audit Outsourcing Management* and *Regulations on Clue Transfer of Audit Problems.*

Financial risks

Focusing on the super including USD rate inc rate of RMB, and bulk etc., adjusting and opt ensuring the security o

Legal risks

Solving problems of le process of internationa

Investment risks

Enhancing internal aud

Corporate risk classification & risk preve

Information security

In 2016, the Company constantly promoted informatization infrastructure construction and established infrastructure as service system to ensure a stable information system; the Company also built a three-dimensional information security security risks such as cyber invasion. In October, 2016, the information work team of China Eastern won the first prize i Security Protection Skill Competition.

As an airline in possession of massive passenger information, the Company has complied with laws and regulations an valued passenger information protection, and formulated regulations including *Regulations on Frequent Flyer Informatio Risks Management* and *Regulations on Information Visit Control and Management.* Moreover, the Company guarantee accurate operation of business, improved security and standardization of data collection, information utilization and stor passenger information security risks. In 2016, the Company did not receive any complaint about the leakage of private

Internet protection

· Deploying multi-layer security equipment in the front end of passenger service system in internet

· Preventing over 10,000 times of internet attack per month

Access control

· Designing the application system according to principles of "access division, mutual constraint, and minimal access"

· Ensuring the constraint on access to passenger information protection and the recordable and retrievable passenger information system

· Im dat

· M pas leal

Passenger information protection measures of China Eastern

e Social
bility Management

oonded to the five development concepts of China and followed the development trend of global aviation industry. the expectations of various stakeholders, including customers, shareholders, employees and the society, by integrating nental responsibilities into corporate strategies and business activities, and working closely with stakeholders to value.

tainability

n air passenger service has maintained
ed that the number of global
the coming fifteen years. With China's
-up policy, the "the Belt and Road
f regional development, the clustered
orts and the advent of "mass tourism"
cant development opportunities for China
nplex and volatile international situation,
s in civil aviation development are putting
ety. Meanwhile, the emission reduction
great concern. After the finalization of
nvention on Climate Change in the Paris
ustrial emission reduction mechanism,
aviation emission, was formulated
ernational Civil Aviation Organization
tion has integrated green development
civil aviation industry in China. Besides,
ansport and air transport provided by a
have paid more attention to innovation
ir transport service, and developed higher requirements including safety, flight punctuality, comfort and convenience, etc.

China has always regarded sustainable development as a basic state policy. In 2016, China submitted the *National Plan on Implementation of the 2030 Agenda for Sustainable Development* to the United Nations and proposed China's stands and approaches based on *the UN 2030 Sustainable Development Agenda*. Its basic idea complements the five development concepts implemented during the 13th Five-Year Plan period. Actively responding to UN's 17 SDGs and China's five development concepts, China Eastern has integrated the new development plan of "1232" into the Company's CSR report in 2016 and proactively discussed sustainability issues concerning the development focus. China Eastern has always taken "safety" as the cornerstone of corporate development, focused on different aspects of corporate development based on "innovation", "coordination" and "opening up", performed in a "green" way to fulfill its responsibility of combating climate change and promoting energy conservation, persisted in win-win cooperation and "sharing" development results with stakeholders including employees, clients, partners, industries and communities.



Sustainable
development
Innovation
Coordination
Opening up
Green
development
Sharing

Social

Integrating CSR into the Organization

Philosophy	Being loved by employees, becoming the first choice of customers, v the satisfaction of shareholders and the trust of the society	
Strategy	"1232" development plan	
Management approach	Analysis of Sustainability	
	Identification of material issues	Stakeholders
Organization system	Senior executives	Formulating social responsibility policies and carrying out
	Intermediary executives	Formulating and managing social respons
	Front-line personnel	Implementing and promoting social responsibility m

Social responsibility management framework of China Eastern

We have adhered to the idea of "caring for employees, putting clients first, satisfying shareholders, and earning the publ promoted social responsibiity management work and integrated the concept of social responsibility into our developmen class airline, building a happy China Eastern". We have divided social responsibility work into different aspects and assig structure in order to ensure that responsible management departments fulfill their respective corporate social responsibi and management, and built and improved the social responsibility management and information disclosure system.

In 2016, China Eastern sorted out and analyzed social responsibility work, systematically built the social responsibility in the system as an important tool for corporate social responsibility fulfillment and asessment. Taking the compilation of th 2016 as an opportunity, we also conducted special trainings on social responsibility fulfillment among CSR personnel fro and branches.

Identification of Material Issues

G4 Materiality Disclosure: G

According to *Sustainability Reporting Guidelines (G4)* of the Global Reporting Initiative (GRI), the Company has made ar material issues in 2016 based on materiality disclosure in 2015, and major strategies and stakeholders' expectations in

Review and identification

G4 Materiality Disclosure: G4-18, G4-19, G4-23

Based on 18 major material issues disclosed in the Company's CSR report in 2015, we took into consideration feedback of internal and external stakeholders during the reporting period to complement the list of major material issues, and highlighted and refined core issues, providing references for the analysis of material issues in 2016.

Furthermore, we made a deep analysis of macro policies and trends of global sustainable development in 2016, benchmarked the sustainability of aviation industry in terms of requirements and practices, and sorted out and formulated the material issues database of 39 issues based on corporate strategies and development focuses in 2016.



Step 1: review
CSR report
Enga
stak
Step 4: verification

Identification proces

nateriality and stakeholders' engagement, aterial issues.

of internal and external stakeholders, k exchanges/ investors, local es, peers/ industry associations, dealers, ommunities/ NGOs/ media, we made e between China Eastern and different omy, the society (including the safety d sequenced the identified stakeholders

so as to determine the weight of different stakeholders' grading in materiality sequencing of the issues.

We adopted questionnaire surveys and interviews (on-site interviews and telephone interviews) to investigate 63 internal and external stakeholders. We made quantitative and qualitative analyses of priorities of issues and conducted a comprehensive sequencing of material issues in terms of stakeholders' degree of attention and the importance to corporate development. Finally, we concluded the preliminary assessment results of material issues.

gy and business policy, we verified the preliminary results of the assessment of material issues, and listed top 29 ance to both the Company and stakeholders through comprehensive analyses.



Governance
Safety
Innovation
Coordination
Opening up
Green development
Sharing
Passenger information protection
Flight Punctuality
Safety management
Operation performance
Internationalization development
Risk management and control
Strategic cooperation
Intelligent service
Innovative business model
Compliance management
Supporting industrial development
Occupational health and safety
Reform and transformation
assenger services
Passenger health
Responsible purchasing
Employee training and development
ween work and life
Environmental management
Targeted poverty alleviation
Rights & interests and welfare
Regional economic development
ort
Recycling of resources
Employee diversification
Combating climate change
Prevention and treatment of pollutions
Community engagement
Importance to China Eastern
High

The matrix of material issues of China Eastern in 2016

16 collected and disclosed information concerning the management methods and indicators of the aforementioned es about which we were unable to acquire management and performance information, they will be given priority to our e will set up a management and information collection mechanism for our future CSR reports to further enhance the

Disclosure of material issues

Material issues	Aspect in the G4 Guidelines	Title
Operation performance	Economic performance	About Us
Compliance management	Economic performance	Strategy and Gover
Risk management and control	Governance	Strategy and Gover Safety Managemen
Passenger information protection	Customer privacy	Strategy and Gover
Safety management	Indirect economic impacts Customer health and safety Occupational health and safety	Safety Managemen Optimization of Fligh Management of Pilo
Reform and transformation	Economic performance	Promotion of Refor
Innovation of business models	Economic performance	Innovation of Busine
Smart service	Product and service labeling	Intelligent Innovatio
Flight punctuality	Product and service labeling	Improving Clients' E
Luggage transport	Product and service labeling	Improving Clients' E
Passengers' well-being	Customer health and safety	Improving Clients' E
Special passenger service	Customer health and safety Product and service labeling	Improving Clients' E
Staff diversification	Diversity and equal opportunity	Comprehensive Tale
Regional economic development	Local communities	Coordinated Region
International development	Indirect economic impacts	Speeding Up Intern
Strategic cooperation	Indirect economic impacts	Enriching the Conn
Environmental management	Environment	Improving Environm
Combating climate change	Energy	Combating Climate
Recycling of resources	Energy	Combating Climate
Prevention and treatment of pollutions	Emission Effluents and waste	Prevention and Trea
Training and development	Training and education	Sharing Happiness
Rights & interests and welfare	Employment	Sharing Happiness
Occupational health and safety	Occupational health and safety	Sharing Happiness
Balance between work and life	Occupational health and safety	Sharing Happiness
Responsible procurement	Supplier environmental and human rights assessment, supplier assessment for labor practices and impacts on society	Win-win Cooperatio
Supporting industrial development	Indirect economic impacts	Supporting Industri
Engagement in communities	Local communities	Sharing Harmony w
Targeted poverty alleviation	Local communities	Sharing Harmony w
Support to local suppliers	Indirect economic impacts	Sharing Harmony w

ial issues disclosed in the report match

afety management
ccupational health and safety

novation of business models
nart services
eform and transformation

ghts punctuality
ggage transport
aining and development
egional economic development
eform and transformation

ernationalized development
rategic cooperation
eform and transformation

vironmental management
evention and treatment of pollutions
ombating climate change
provement of resource utilization
iciency

upply chain management
pporting industrial development
otection of basic rights and interests
alance of work and life
ccupational health and safety
gagement in communities
rgeted poverty alleviation
ecial passenger service

Stakeholders Engagement

G4 Materiality Disclosure: G4-24, G4-25, G4-26, G4-27

Stakeholders	Main issues of concern	Participation	
		Communication	Supervisi
SASAC	Operation performance Compliance management Risk management and control Reform and opening up Innovation of business models Internationalized development Combating climate change Targeted poverty alleviation Regional development Engagement in communities	Working conference Regular report	Business assessm Inspection tour
Civil Aviation Administration	Safety management Flight punctuality Improvement of service quality Combating climate change Compliance management Support for the development of the industry	Working conferences Issuance of notices	Supervision and c Operational guida
Stock exchanges/ investors	Operating performance Risk management and control Compliance management	Company announcements Shareholders' meetings Performance roadshows	Regular informatio disclosure Independent direc Auditing system
Local governments	Compliant operation Combating climate change Prevention and treatment of pollutions Engagement in communities Targeted poverty alleviation Regional economic development	Routine communications Working conference Government-enterprise partnership	Submission of sta reports
Clients	Safety management Flight punctuality Optimization of hardware facilities Improvement of service quality Luggage transportProtection of passenger information Passengers' well-being Smart services Special passenger service	Membership activities Customer hotline Weibo, WeChat online platforms	Customer satisfac survey Customer complai management External superviso system
Employees	Protection of basic rights and interests Occupational health and safety Training and development Work-life balance	Staff congress Online exchanges, seminars Training, competing for positions	Internal supervisor Service satisfactio survey Trade unions
Peers/industry associations	Compliance management Supporting industrial development Strategic cooperation	Communication conferences Exchanges among the industry Project cooperation	Social supervision
Dealers	Strategic cooperation Compliance management	Project cooperation Routine business communications Business meetings and negotiations	Reporting mechan Auditing/Assuranc
Suppliers	Compliance management Risk management and control Supply chain management Support to local suppliers	Project cooperation Routine business communications Business meetings and negotiations	Reporting mechan Auditing/Assuranc
Industrial partners	Compliance management Risk management and control Reform and transformation Nationalized development	Project cooperation Business meetings and negotiations	Business commun
Communities/nonprofit organizations/media	Prevention and treatment of pollutions Engagement in communities Targeted poverty alleviation Regional economic development Compliance management Reform and transformation	Voluntary service activity Community project cooperation Press conference Media interview Interactive new media	Social supervision supervision



60th ANNIVERSARY

辉煌甲子 追梦百年

rengthening Safety oundation for urther Development

on safety is of great significant to national security
ational strategy, and it is also the top priority of
s. High-quality security is the cornerstone of China
rn's sustainable development. We always put
e's life and property safety in the first place and
aviation security guarantee the most important
on and primary responsibility, through which we
roperly cope with the security risk, ensure the flight
, ground safety and air defense safety. We aspire
coming the safest airline to ensure all passengers a
light.

afety

CHINA EA

anagement System

tem) is a systematic approach for security management and basic guarantee for aviation security. Complying with under the guidance of *Decision of the State Council on Further Enhancing Work Safety,* and promoting system and e foundation, we have integrated supervision and review into the flight and rooted security awareness into the heart y prevent and control security risks, and consolidate the foundation for flight safety.

chanisms and Systems

a comprehensive safety ing the Aviation Safety and e Board of Directors level, Security ompany level, Safety Supervision evel, and safety regulatory body e formulated the *Continuous y Safety Management System* responsibility and management Aviation Security Management on, security emergency control and ation. To ensure compliance with we have established a cooperation st China Regional Administration of approval of certification, unified aintenance.

improving its rules and regulations ent of the industry and technology. ication of the *Ground Safety ous Chemicals Manual,* and *Equipment* to ensure their ction and operation such as . With special focus on rules and the security mechanism and eport of work safety to ensure the ibility system of work safety and sponsibility exemption assessment ds and punishment of the security d fair.



China Eastern
Industry average
0.396
0.431
0.564
0.074
0.025
0.072
2014
2015
2016

Comparison of the civil aircraft incident rate per ten thousand hours between China Eastern and the industry average

Note: Data source - *CAAC Security Information Statistics Analysis Report*



2001
MAX TOW ANGLE

Strengthening Supervision and Review

After the security incidents in 2016, China Eastern set up an inspection group to supervise the security work in branch companies, reviewed the qualification of professionals, established the control element list and question library, and conducted on-site inspection of key nodes in operation process control.

We have established the regulation list of common violations such as not following the checklist or the standard propaganda, and assured its implementation through spot check of QAR (quick access recorder) and CVR (cockpit voice recorder). We have also installed the enhanced call recording equipment to avoid violations within the cockpit.

We have prevented and identified risks, optimized MORCS (MU Operation Risks Control System), updated the airport risk database and established the enhanced system platform with standardized meteorological procedures, as well as three other standard program platforms of typhoon, thunderstorm and fog to improve weather forecast and pre-warning. LOSA (Line Operational Safety Audit) is carried out regularly for special routes and high-altitude routes which have high risk level.

Safety Culture Construc

The safety culture reflects the attitude to s every unit and every group. A good atmos promote initiative safety behaviors in daily establish security risk awareness and bot staff, and improves the staff's safety awar security atmosphere through strengthene like Safe Production Month and staff's Init



强化安全发
第 届

Anhui branch held a "safety with

Strengthening training — Strengthening th training related t regulations

Safe production month — Making security and brochures

Employee safety reporting — Enhancing the e active reporting and suggestions them in security

Measures to improve staffs

g Flight Quality

ith flight safety. Low flight quality will increase the probability of flight accidents. We have attached great importance
anagement and control of the fleet structure and maintenance, and adopted innovative technology to improve flight
ensure flight safety.

Structure

ility and improve fleet operating efficiency,
e old types with the latest ones while
assenger plane fleet is now an efficient
of the four main types of B737 series,
B777 Series. In 2016, the company
note wide-bodied aircrafts (Boeing B787-
he fleet structure was further optimized.

Unit: Years

2014	2015	2016
6.10	5.42	5.39

Average age of the crew of China Eastern

Note: China Eastern is one of the airline companies whose crew has the lowest average age.

nance Capability

e fleet to reduce maintenance accidents
y. Faced with higher request for
from the expanding fleet size, the
documents including *Maintenance &*
ual and *Aircraft Maintenance Schedule,*
systems of the plane (e.g. the engine
and the air conditioning system) and key nodes of special operational maintenance, and conducted real-time tracking of flight information through innovative technology, improving the maintenance capability in a comprehensive way. In 2016, two severe maintenance errors occurred to China Eastern.

ftsmanship to improve flight safety

he Civil Aircraft Mechanical Maintainer Contest with China Employment Training Technical Instruction Center. The contest,
class competition, was a comprehensive display and review of China Eastern's maintenance skill level, and was aimed
aintenance staff to study technology and improve maintenance capability based on the position so as to provide strong
y. The contest covered basic business skills, troubleshooting and operation according to regulations, etc. 48 competitors from
aintenance system participated in the final contest, and the top three received the title of "national technical skill master".

arantee

al innovation brings important change to flight operational mode and serves as the major support for flight safety. While
ion of new technology, China Eastern is monitoring its orderliness and normality at the same time to give full play to
ove safety margin and ensure flight safety.

Phase 2 of EFB project	HUD operation	GLS operation	PBN route map
Expanding EFB application to B777, A320 and B737	Promoting complementary qualification verification of HUD operation	Acquiring approval for GLS trial operation	Promoting Civil Aeronautics Administration's PBN route map based on performanc

Main technological innovation projects of China Eastern

China Eastern becoming China's first airline company with paperles

The traditional airborne paper navigational data weigh up to tens of kilograms. Omissions may occur during reading and timely update is not guaranteed. China Eastern has promoted the application of mobile-based EFB (Electronic flight bag) since 2011 and became the first company to use EFB with CAAC's approval in 2013. In 2016, all types of China Eastern's airplanes were approved of using EFB. China Eastern thus became the world's fifth, and the first non-American airline company with paperless navigational data equipped on the whole fleet of all types. The number of passenger planes using EFB ranks first in Asia.



Navigational data withdrawal cerem

Voice from stakeholders

The change from the paper age to electronic age not only improves the operating efficiency, but also makes up for t
human brain and further ensures flight safety. In addition, the adoption of EFB means each flight weighs one passenger
effect in saving oil consumption and enterprise cost.

Hou Jianjun, Former General Manager of China Easter

"Wise Dispatch" to help avoid volcanic ash

Located in Russia, Shiveluch is one of the world's most active volcanos. The volcanic ash after its eruption in December 201
China Eastern severely. China Eastern has independently developed a dispatch operation monitoring system with functions l
meteorological report analysis and graphical display; it could also conduct real-time monitoring of flight information. When Sh
sent the warning level, warning time and warning details immediately, and worked out alternative routes according to the co
them avoid the affected area and arrive smoothly.

China Eastern's dispatch operation monitoring system was launched in 2011, and obtained the patent certificate issued by t
Office in July 2016. It is our first self-developed information system that has successfully obtained the software patent. This s
automation level of the efficient release and meticulous monitoring of dispatchers, and improves the operational safety level a

ew Construction

ach flight, and its qualification, capability and health are of great significance to civil aviation safety. We will always treat fundamental element of flight safety, and constantly improve skills of the crew to make them better guardians of safe

ement

s prerequisite for safe flight. We uphold the guidelines for ensuring the training quality, cooperate with Shanghai Eastern training, and work on building a high-quality crew through special actions for capability improvement, innovation in teaching hardware, and research on flight technology.


Innovating teaching model
Introducing teaching facilities
Studying flight technologies
path
• Opening captain preparatory class to enhancing the training of copilots
• Developing curricula targeting different aircraft models
• Centralized purchasing of simulators of new aircraft models
• Flight quality control and supervision standards
• Establishing "China Eastern Competence Model"
• Data-based self-adaption training management

Main measures to improve capability of the crew

paratory Class" to Cultivate Captains

ght, whose professional ethics, safety and working style mean a lot to flight ptians of medium-sized civil planes should . To quickly improve the capbility and hina Eastern set up a preparatory class nsive training for co-pilots with 1,500 to y could fully comprehend the necessary a captain. The class would also have tion and training based on these co- the company held five sessions of the total of 127 co-pilots. 112 co-pilots finally


Unit: Hours
90,853
99,121
120,255
2014
2015
2016

Training hours on simulators



Captain's decisive action turning the corner

On October 11, 2016, a flight conflict occurred between two airplanes in Shanghai Hongqiao International Airport. He Chao, captain of the China Eastern, handled the hazardous situation decisively and properly so that a potential severe flight accident was avoided and 443 lives were saved without heavy loss of state-owned assets. He Chao was awarded the first-class merit by CAAC and won nation-wide praise.

Health Management

No matter what flight routes, flight time or weather conditions are, the crew should maintain good physical quality. China Eastern is concerned about the physical health of the crew, and carries out pre-flight physical examination to ensure they are in good health.

We have proceeded with the EAP (Employee Assistance Program) project by compiling EAP-related books, inviting well-known scholars to give lectures about psychological health, and organizing trainings themed "Human Self-Awareness", "Recognition of and Response to Psychological Crisis", "Our Life Experience", "Emotion Management and Stress Management" and "Explore Three Different 'Me'". We have also introduced the V-Health platform integrating both physical and mental health to provide physical and psychological consultation for the crew and help them relieve mental pressure and improve emotion regulation, communication and emergency management.

1
Pa
3
pr

60th ANNIVERSARY

辉煌甲子 追梦百年

xpanding Innovation to ead Development

ation is the most important driving force for opment. China Eastern always pursues innovation-n development and keeps unleashing its vitality gh innovation. The company, by adapting itself e new situation, has worked hard on deepening ation to step up its transformation. It has deepened eform of state-owned enterprises by hitting a new ce between demand and supply thus satisfy the demands of the society. The company has made a ugh change through technological renovation and cooperation, building a new eco-system to provide l customers with better and smarter services.

ovation



FUEL CONTROL
RUN
CUTOFF
15
20
25
30
EVAC

CHINA EA

n of Management

ment starts from the innovation of management system. Adhering to the “1232” new development strategy, China
e supply-side structural reform and brought together quality resources to lay a systemic foundation and create a
on. In this way, the Company endeavors to ensure the continued growth of its business through the innovation of

anizational Structure

business transformation platform

usiness, the business Transformation Office was set up in 2013 to formulate the top-level design of passenger transport
ch three business transformation paths were decided - developing value-added aviation services, integrated transport
shing business. As a trial to explore comprehensive reform, China Eastern Airlines E-Business Co., Ltd., the world's
industry background, was established in 2014, which has become the implementer of China Eastern’s transformation
rn integrated air service provider”.

rket-oriented Eastern E-commerce to explore and develop innovative business. Meanwhile, with the assistance of the
pany also uses its advantage in resource as a state-owned enterprise to boost its business. Such an organizational
to properly allocate resources and make timely response to market opportunities. The Company’s development
apped.

the mechanism for promoting business transformation

ted and released the *China Eastern Airlines Business Transformation Promoting Plan (Interim)*, and drafted the
innovation incubation platform. By providing institutional guarantee for business transformation and innovation, the
be effectively improved.

ike “Action Learning” with the actual situation of China Eastern in terms of transformation and innovation, the Company
ement mechanisms to serve as the institutional guarantee for furthering the implementation of innovation programs.
gulations of China Eastern Workshop Programs, which helped the Company realize group management of workshop
nediary and senior executives. The Company facilitated the launch of innovation and management programs, and
workshop programs and 180 intermediary executive workshop programs and completed their corresponding annual

ovative Talent

ovative leadership

unched workshop programs for intermediary and senior executives, providing project methodology training for 83
n training for 136 key project executors on project promotion. All intermediary and senior executives were trained to
Six Sigma to improve their management.

Stimulating employees’ innovation ability

Employees’ innovation ability and behavior is becoming an increasingly important factor that helps a company to expand business, improve efficiency and optimize working processes. China Eastern has kept promoting a series of“We are young - we win” contests with innovative forms and contents, and improved the RVS internal entrepreneurship mechanism. During the contest, the Company provided targeted training such as business planning for young employees to improve their innovation awareness and ability. In 2016, the Company organized“We are young-we win crowdsourcing” competition in which 43 innovation programs were collected. 5 of them, after reviews and roadshows, were to be incubated and implemented.

Furthermore, the Company also organized regular innovation salons for young people, and investigated the implementation of “mass entrepreneurship and innovation”. It facilitated the establishment of innovation alliances and created a healthy environment for “mass entrepreneurship and innovation”, which provided a constant comprehensive driving force for corporate growth.

Innovation of Information Technology

Aviation industry is undergoing the process of digitalization. By taking “Internet Based China Eastern” as the general goal of informatization, the Company has established necessary infrastructure and a global information service system. With information technology as one of the important means to fuel business and innovation, the Company works steadily to strengthen its core R&D and system delivery abilities with higher operation efficiency and better services.

Marketing	Logistics	Maintenance
Accuracy rate of online income prediction reaching 97%, realizing automated management code sharing flights Promoting “three intelligent and three cyclic” (intelligent working hour arrangement, intelligent pricing, intelligent cabin operation; cyclic flight information disclosure, cyclic cabin seat opening, cyclic price release) to comprehensively increasing flight marketing efficiency	Supporting air freight transport to cover all freight sales areas of China Eastern Realizing intelligent prediction of cabin control system	Integrated maintenance management platform CAAC pilot project of electronic signing of task card
Operation	**Management and control**	**Cabin security protection**
Dispatch operation monitoring system certified by the State Intellectual Property Office	The first airline to realize everyday real-time management of variable cost of each flight	Developing flight attendant performance record system, purser evaluation system and video conference system for efficient information integration and transmission Optimizing flight attendant working hour arrangement system and granted National Copyright Administration’s copyright for computer software

Th
to
W
of
or

Fi
tra
m
Re
flig
Se
do

Accomplishing the **39** clearance examinations from three dimensions of human, aircraft and environment, and ensuring **24**-hour real-time flight monitoring

Highlights of information application in China Eastern's eight business domains

283

“We are you
6.58 times t

Related ho

“2016 Shan

China Trans
Innovation A

The only pilo
aviation info

Wang Sijia,
China Easte
Contributor
in Civil Aviat
honored “To

97%

IT automatio
increasing 2

g Reform and Transformation

ant efforts to promote and deepen the reform of SOEs so as to improve the competitiveness of state-owned economy onal SOEs. Meanwile, the informatization of avaiation industry keeps urging airlines to break the original development pment path. In 2016, China Eastern took on the task of SOE reform and transformation, released the 2016 version Reform Comprehensively after revision, in which 19 specific tasks and 5 supporting measures were approved. By chanisms and systems, the Company aims to establish a modern corporate system and improve the qulaity, efficiency ent.

tion mode, new business pattern

agencies (OTA) are complimentary by their nature in terms of their industrial chains, supply chains and value chains. In April, reached strategic cooperation, aiming to open up the whole industrial chain of air transport and establish a new business Travel Agent). By taking full advantage of their respective resources, the two sides can work together to share data, develop echnologies and integrate their businesses, providing customers with integrated products to satisfy the demands of different

tween China Eastern and Ctrip was an exploration into the cooperation pattern between airlines and OTAs. It blazed new s and modern internet enterprises to seek common success and to form a sound and sustainable aviation ecosphere.


方航空与携程旅行网
略合作签约仪式



, China Eastern and Ctrip signed the strategic cooperation agreement. Chairman Liu Shaoyong delivered an address on the ceremony

g industry structure

ousiness and making aviation the
ment of national industries
Airlines' transformation into a low-cost
-level and differentiated" aviation products
market-oriented resource allocation, and
n path of "mixed ownerships" and multiple

eorganization and integration of China
i branch, Eastern Logistics and other

Mixed ownership reform

- Introducing external strategic investment to stimulate corporate development
- In 2015, Delta Air Lines invested USD 450 million in China Eastern, becoming its largest overseas shareholder
- In 2016, China Eastern reached strategic cooperation on business, equity, capital market and other aspects with Ctrip.com

Major moves in China Eastern's reform and transformation

Innovation of Business Model

Influenced by the internet technology revolution, the upgrade of consumption demand and the change of production m facing the challenge and chance brought by upgrading traditional transport services and improving the ability to create timely response to the market demand both at home and abroad, and via on its renovated technology and talent pool, business model and expanded cross-border businesses, working constantly to improve the competitiveness of its indu value.

Improving customer stickiness by expanding platforms

Enhancing the developing of contact resources → Attracting customers' attention through advertising on tray table of cabin seats, handrails on airport shuttle buses, boarding gate, boarding pass, name card and other media

Integrating service contact and external resources → Designing diversified contact scenarios to attract customers, such as "New Year Lucky Bag", "China Eastern Helps Expressing Love on 5.20", "Folding Fan in Summer" and "Package for Big Bonus"

Encouragi passenger f among diffe platforms → Giving full play to c industry cooperatio as cooperating wit Games

China Eastern deeply exploits and promotes "contact resources"

Accelerating the construction of one-stop travel solutions platform

While strengthening its core passenger transport business, China Eastern keeps building the one-stop travel solutions p customer service from passenger transport to travel solution design. For the increasing demand of tourism, in 2016, Ch its abundant resources and cooperated with local hotels and ground transportation service providers to offer passenger such as Hong Kong individual tour and European town package tour. Passengers can place an order directly on China

Renovating freight transport business

China Eastern sets "becoming the most innovative logistics service provider" as its goal of freight transport developmen with safe, efficient, precise, and convenient whole-process comprehensive logistics service. Relying on its airline networ country and reaches to overseas places, China Eastern has provided sustained driving force and direction for its further to the strategy of "One platform and two service providers" (namely "fast supply chain platform", "high-end logistics solu "integrated ground service provider).

Intelligent Innovation

Traditional check-in counters can no longer meet passengers' growing demand. Intelligent technologies are deeply inlaid into the service industry, which also requires a much more intelligent air service. China Eastern keeps implementing its internet strategy, and improving its service by applying information technologies. It not only provides customers with more intelligent, quality and comprehensive services and more values, but has gained an edge in the fierce market competition through differentiation.

Improving Passengers' Self-service Experience

The Company has boosted the transformation and upgrading of its whole service chain by taking innovative technologies such as mobile connectivity as the driving force. In 2016, the Company further improved the online service model with intelligence as its core and manual work its supplement. The "telephone + internet platform" service operation system was initially established. While optimizing the original self-service functions such as self-check-in and self-help flight information printing, the Company also added other new online functions such as involuntary refund and rescheduling and services for special passengers, providing customers with more convenient and faster trips.



Self-help luggage check-in
Self-help access to real-time flight situation
Self-help refund and rescheduling
Self-help check-in
Self-help check-in through e-card
Self-help printing of flight information certificate
Luggage information search
Search of items left on the aircraft

Self-service functions provided by China Eastern

Note: lost luggage search is currently available only on arriving fligts of a few airports

Links

According to the survey by International Civil Aviation Organization (ICAO), 70% of passengers wish to print boarding pass remotely, 81% want to get access to their luggage information during the trip and 93% need real-time flight information.

——Source: *2016 Annual Report of ICAO*



China Eastern launched e-card service in cooperation with Shanghai Hongqiao International Airport to save the waiting time of passengers without a luggage to check in

Promoting Fly-Fi Service

China Eastern launched Fly-Fi service on several routes in 2015. Since then, all of China Eastern's planes capable of providing Fly-Fi service were granted the permission to launch commercial operation test. China Eastern became the first airline in great China area to operate in-flight internet service in a large scale, ranking at the first place in the region in terms of the fleet scale, the number of air routes and passengers served.

Fly-Fi service provides passengers with more entertainment options on board, and on the other hand, it helps the company ensure and improve its service quality and efficiency. For instance, the cloud video conference system based on Fly-Fi service makes it more convenient for cabin managers, crew members and flight attendants on duty to hold conferences, ensuring that any emergency on board can be efficiently managed. During the 2016 Airshow China in Zhuhai, Feng Zhenglin, head of Civil Aviation Administration of China (CAAC), had a video call through the Fly-Fi service with the MU586 crew flying from Los Angeles to Shanghai.

Fly-Fi service connects mother and son

In May, 2016, a Chinese American mother and his son were going to take China Eastern's flight MU717 from Shanghai Pudong International Airport to Chicago when the son suddenly had a heart attack. The crew made an emergency call for ambulance to take him to the hospital. And in consideration of the health condition of his mother, the crew assisted her to fly to Chicago in advance. The crew used Fly-Fi service to keep the mother informed of the real-time situation of her son during the flight to try to ease her concern. This incident proved China Eastern's qualified emergency rescue ability and showed the value of Fly-Fi service in emergency rescue.

60th ANNIVERSARY

辉煌甲子 追梦百年

verall Consideration and alanced Development

dination is the inherent requirement for prehensive development and the only way to e sustainable development. With rapid expansion e aviation industry, China Eastern faces a series ntradictions between insufficient control ability apid corporate development, service ability and omer expectation, which poses great challenges to Company. We treat such imbalances in development usly, considerate problems comprehensively and in anced manner, so as to correctly handle significant ons in development. By doing this, we intend to nce synchronous development among different ns to achieve fairer and higher quality sustainable opment of the Company and society.

rdination



CHINA EA

Reinforcing the Management Foundation

Management improvement can effectively guarantee the coordination between management level and business development, and it is also a crucial approach to consolidate development achievements and strengthen the stamina for further advancement. Focusing on key sectors of the value chain, China Eastern seeks for higher development and better development.

Operation management

- Creating an intelligent decision-making platform to improve operation efficiency
- Adjusting flight route structure according to transport capacity
- Optimizing human resource structure

Flight management

- Allocating flight resources reasonably
- Training and preparing flight crew according to actual daily utilization rate

Service management

- Expanding quality audit to cover all branches
- Revising service manual and formulating measures for handling abnormal flights and flight spill
- Continuing benchmark analysis

Major measures to improve the Company's management in 2016


China Eastern
Industry average
Unit: Hours
9.88
10.03
9.80
9.50
9.50
9.40
2014
2015
2016

Aircraft daily utilization rate comparison between China Eastern and the industry

Data source: *Civil Aviation Flight Operation Efficiency Report 2015, Major Civil Aviation Transport and Production Indicators in December, 2016*

Informatization of flight management level

The Flight Resource Management System (FRMS), as electronic archives of the Company's pilots and data sources for automated scheduling, plays an important role in the field of flight management. In 2016, the Company, based on its advantages in information technology, optimized the system for more accurate information maintenance, and revised and released the application of FRMS; at the same time, we connected the flight training resource platform with the data in FRMS to ensure timely updating of all kinds of qualification information of our pilots, so as to meet the constantly changing needs of flight management efficiently.

Improving Customer Experience

2016 is the first year that Civil Aviation Administration (CAA) has proposed the idea of "Sincere Service". We have deepl customer experience is both a necessary approach to meet the growing demand for better services, and a key method and enhance the Company's core competitiveness. Oriented by customer experience, China Eastern makes thorough a proper solutions to service problems, and enrichs the connotation and value of customer service. In this way, the "hard service can be simultaneously improved, making the relation between customers and the Company more harmonious.

Voice from stakeholders

My home is in Hong Kong, but I usuallywork and live in Shanghai. I began to take China Eastern's flights in 1999, ar Eastern's flights almost every one or two weeks, mostly traveling between Beijing and Shanghai. Over the past ten years continuous progress of their service, and what's the most impressive is that China Eastern staff are becoming more a considerate.

Liu Jingjia, the 100,000,000th passenger

Flight Punctuality Management

Flight punctuality is among the highest concerns of customers when referring to air transport, and it's also the key probl trying to tackle in recent years. Flight delays are caused by a variety of complicated factors. The three major causes of f traffic control, weather and airlines, which account for 30.68%, 29.5% and 19.1% respectively *. In order to reduce dela itself, we will take the flight punctuality management as the focus of the Company's work. We will analyze problems of c high possibility of delay in order to inform passengers of the delay information at the first time and enhance our aviation

Decision-making management

Senior leaders conduct on-site command and guide take-offs according to conditions including weather

System and mechanism

Under the coordination of departments responsible for operation control system, ground service, technical support and air route planning, working teams were formed to manage frequently delayed flights in 9 major airports. According to joint meeting mechanism involving 4 parties, workshops have been held on a monthly basis to adjust flight planning and arrangement. More than 500 air routes were analyzed and adjusted

Coordinated process

Ground service

The "5-Early" measure (early departure, early arrival, early stand-by, early reception, early close) has been implemented to ensure each and every process is 5 minutes ahead of due time

Flight failure

Measures have been taken to check and assess causes of flight failures

Flight attendant

The minimum time span of duty handover by air service staff has been made clear

Measures to improve flight punctuality rate in 2016

*Data source: *Civil Aviation Flight Operation Efficiency Report 2015*

iative to work out measures
ality rate increase

ement conducted by the Company
he initiative. For examples, Sichuan
n of "improving the normality of cabin door
ormality of inaugural by 8%, and that of
The operation control system of Jiangxi
he flight department and controllers of the
bureau to carry out the exchanging activity
eam, contributing to punctual service". In
d issues related to flight punctuality and
ving the flight punctuality.



67.11%
68.09%
74.82%
2014
2015
2016

Normality of China Eastern flights

Note: the data are provided by CAAS and do not cover Shanghai Airlines and China United Airlines

ituations happen, we rely on the Company's information and technology advantages to promise passengers timely
ut the relevant flight, and to support relevant demands of passengers after rescheduling. In 2016, valid notice rate on
ern has reached 99%.

essage notification for delayed flights
n has reached all 161 domestic sites and
as sites

quiring dealers to offer accurate
er information

rmation certificate (flight delay certificate)
ccessed online and verified through the
l number

ers can get a refund for the ticket of
r canceled flights that is purchased
ny channels via mobile internet, cellphone
ding machine. Refund will be paid to bank
r online account immediately

abnormal flight service in 2016



93.00%
94.30%
99.00%
2014
2015
2016

Valid notice rate on abnormal flights of China Eastern





Improving cabin services

In 2016, focusing on improving the weak cabin service, we improved the cabin environment, radio, meals and other asp
experience was obviously uplifted according to the result of the passenger satisfaction survey.

Cabin environment
- Revising *Sanitation Check List* and related work procedure tools
- Repairing and maintaining equipment without any delay; increasing repai
- Improved cabin washroom sanitary standards

Radio
- Replacing flight purser radio with recorded radio
- Streamlining radio content and reducing radio frequency
- Adding more languages

Meal
- Developing new dishes and improving test meal at home and abroad
- Improving meal ordering forms and adding remote ordering
- Improving tableware

Measures to improve cabin services in 2016

Raising luggage transport quality

Luggage transport is also one of passengers' major concerns. In 2016, the Company revised managementon compensations of abnormal luggage transport, and established the accountability system correspondingly. We also constructed the IT system for whole-process luggage transport management and developed a management system for luggage transport in hope of reducing problems like wrong packaging, wrong transport, and missing of luggage through whole-process scanning, thus improve the quality of luggage transport. Meanwhile, we have adopted centralized countermeasures against delayed luggage transport problems in Xi'an, Chengdu, Kunming, and Guangzhou airport terminals, and luggage damage problems in Beijing, Wuhan, Lanzhou, Tianjin, Lhasa, Harbin terminals.

When unavoidable abnormal situations happen to luggage transport, we strengthen the follow-up service to minimize the dissatisfaction of passengers sincerely. As for the luggage lost by the passengers, we use the passenger's seat information to find the valuable remnants on the plane to maximize the returning rate of lost objects.



Unit: Permyriad
28.16
26.75
2014
2015

Rate of abnormal luggage trans

Note: the data do not cover Shanghai Airl

Facile service of the “Qiaoyan Team”

"Qiaoyan Team" (a service team of China Eastern) used intact parts on the damaged luggage boxes (such as handles, drawb
provided passengers to replace or repair damaged parts of passengers' luggage, helping passengers to save the waiting tim
time-consuming maintenance.

omer Response

G4 Materiality Disclosure: G4-17, G4-20

to customers is the foundation and important guarantee for improving customer experience. In 2016, we enhanced ice capabilities of the call center. As a result, the average waiting time of passengers was shortened to 22.5 seconds, %; 19,261 online customers have received online service with 95.71% of them being successively handled; 2,505,927 were optimized with the accuracy of intelligent answer increased from 85% at the beginning of the year to 96%.

ses are the important channel for us to improve the handling quality and ts and quick disposal cases, in 2016, the *ations on the Management of Complaint sal Case Upgrading of China Eastern* er complaints in a timely manner with no t and negative impacts on the public ccording to the statistics from Civil rn received a total of 1,096 complaints s) in 2016, half of which were related to ing, refund and luggage problems. In d an in-depth analysis of their causes, to further enhance customer service vice quality.



Unit: Pieces
4,043
5,216
12,419
2014
2015
2016

Quantity of customer commendatory letters received by China Eastern

assengers

o a comfortable travel experience of constantly improved personalized and optimized the special service application e with emergencies during the trip. In mer, Shanghai Hongqiao passenger n created sincere service trilogy including ve area and love car to provide special cere services.

782

s in 2016, a year-on-year

China Eastern official website

stern e

China Eastern APP

channels for special services



TapTapIdeas 4:42 PM 22%
特殊旅客服务
特殊旅客服务申请单查询
担架旅客服务
用氧旅客服务
用氧旅客服务
小动物运输服务
服务犬/导盲犬运输服务
盲人/聋哑旅客服务
轮椅旅客服务
孕妇/产妇服务
患病旅客服务
行动障碍旅客服务

暂时开通中国境内出发的国际航线的特殊旅客服务申请

Categories of special passengers served by China Eastern

Voice from stakeholders

There are four features of the special services provided by China Eastern: 1. wide coverage of the route network; 2. 11 typ than other domestic airlines; 3. convenient application, saving time and efforts; 4. quick application response, receiving the r

A customer who frequently ap

To enhance the ability to protect the health and safety of passengers, China Eastern proactively organized crew membe training of the Chinese Red Cross and carried out air emergency training programs to continuously improve the staff's fi the Company carried out six air emergency training programs (excluding those conducted by branches) and attracted 4

Emergent return for saving a pregnant woman

On February 25, 2016, after MU2363 flight of Shanxi branch took off 5 minutes, the crew received an emergency call from a who showed dyspnea, hypoxia and other symptoms, and was in urgent need of immediate treatment. The crew members in vital signs, and did emergency treatment according to proper procedures. But the passengers did not get better which may c the critical moment, the captain made a decision to return, and notified the ground staff to prepare for rescue. After hovering fuel to the level fit for landing, the aircraft landed safely, and the pregnant women got the timely treatment.

Voice from stakeholders

It's unbelievable to see such a "people-oriented" move regardless of the cost in China. I can't imagine that the operatio of a state-owned enterprises could be so efficient, the crew could be so well-trained, and they could show such profe attention to ensure the follow-up treatment of passengers after landing. Their respect to life makes me deeply shocked a

Mr. Yan, a passenger of the MU2363 flight

ensively Promoting
evelopment

power for enterprises to realize long-term development, especially when the whole aviation industry in a context of and when China Eastern is under transformation and rapid business development. It is the key to keep sustainable and t to systematically train different levels of high-quality and professional talents. With "shared development of employees l, we try to attract and nurture more talents to provide a strong support for the Company's long-term development.

Enlarging the Talent Pool

To realize the Company's strategic objectives, we need to attract and motivate talents through systematic and targeted approaches. In 2016, China Eastern standardized and optimized the recruitment process and adopted a variety of channels to attract talents. We relied on the " Swallow, Wing, Flying and Eagle" programs to train talents at all levels, and used market-based incentives in some positions to stimulate organizational vitality and enhance the enthusiasm and efficiency of employees.


Attracting international talents
• Hiring the first female foreign captain
• Recruiting the first batch of flight attendants with Italian nationality
• Recruiting flight attendants from the Netherlands, Germany, Spain, France, Japan, South Korea, etc.
Special recruitment
• Recruiting security personnel from the army
• Recruiting staff from overseas universities through "Swallow Program"
Targeted cultivation
• Opening targeted training classes in 4 universities related to civil aviation

Diversified channels for attracting talents

" Swallow, Wing, Flying and Eagle" backup talents training system, as a personnel training mechanism with aviation features and corporate characteristics, has built a rapid growing channel for outstanding talents based on the principle of "hierarchy training, quick cultivation and staged growth". In 2016, Combined with the international development strategy of China Eastern, the third "Swallow Program" * overseas recruitment campaign was held, attracting 2,900 applicants from London, Los Angeles, New York, and Shanghai successively.

In addition, it was the first time to introduce the mentor system to the backup talent training program in 2016. We newly added the IDP (Individual Development Plan), optimized the action learning project, and highlighted the relevance between the project and Company's strategies. We also strengthened the interaction among the programs of Swallow, Wing, Flying and Eagle, and formed a cross-level and interdisciplinary project team to promote the project output, while allow individuals to develop their competence rapidly.

* For the "Swallow Program" trainees recruited from the fresh graduates, we adopted rapid training methods like guidance by senior executives, intensive training and rotation among different positions to make them become the principals of China Eastern functional departments, business departments and internal departments of branches.

Innovating Training Mode

Under the guidance of the company's "internationalization" and "internet" strategy, we have developed and improved the enterprise-university training and management systems, based on which we gave full play to the advantages of the Company's informatization and integrated internal and external training resources to lay the foundation and provide support for comprehensive and harmonious development of the talent team. In 2016, the Company started the compilation of " *Management Manual of China Eastern Corporate University* "and "*China Eastern Corporate University Business Manual*"; besides, the Company revised the "*Training Management Regulation*", in which 28 related management systems were improved and revised.


Promoting internal training projects
• Establishing 3 associated R&D platforms and developing 37 specialized courses
• Holding China Eastern"Excellent Trainer"competition
Coordinating external training resources
• Recruiting part-time training staff
• Participating in SkyTeam Alliance training projects
Diversified self-learning platform
Integrating and updating learning. ceair.com and mobile classroom
WeChat class
450 articles published in 20 issues of China Eastern Management; added the supplement of Reserve Talents
6 series of books of China Eastern Management Practice
Online learning platform
WeChat
Industry trade magazine
Professional books

Innovative measures of the Company's training mode

Establishment of the intelligent park

In 2016, the upcoming Application Technology R&D center of China Eastern continued to promote the construction of the intelligent park. In the aspect of the hardware, we introduced facilities and equipment for the park, including crew and aviation security simulators and various teaching equipment. For the software, we launched the construction of the operating platform, One-Card system, cloud desktop technology, network communications and so on. At the same time, the Company gradually integrated China Eastern E-learning, Mobile Class and other online learning platforms with the intelligent park operating platform to open up a variety of learning channels for trainees.

Developing Advanced Talents

The ever-changing development environment puts forward higher requirements for the ability and quality of the Company's advanced talents. We provide a platform for continuous growth and development of advanced technology and management talents to meet new opportunities and challenges.

Technical personnel

- Combining training and ability assessment by utilizing professional ability assessment platform
- Developing highly skilled talents base

Managerial personnel

- Holding "Management Forum"
- Carrying out"Sailing Program"for newly promoted managerial staff
- Introducing LSS (Lean Six Sigma) to intermediary and senior executive workshop
- Senior executives participating in seminars held by GE and Rolls-Royce

Measures for cultivation of advanced talents

Coordinating Regional Development

China has a vast territory and different regions have different natural conditions, resources and historical backgrounds, which cause great development gaps among different regions along time. In response the national strategies of comprehensively promoting development nationwide, "the Belt and Road Initiative", Beijing-Tianjin-Hebei coordinated development and developing the Yangtze River Economic Belt, China Eastern has provided convenient aviation services to speed up the flow of production factors, promote economic and cultural exchanges and advance coordinated regional development.

Innovating cooperation model
- "Qinghai Model

Operation network
- Establishing operation sites
- Establishing branches (subsidiaries)

Air route network
- Newly opened routes
- All-around connectivity

- Promoting economy an trade
- Promoting talent exchange
- Creating jobs and contributing to tax
- Enhancing cultural exchange

Methods to promote regional development

As a backbone of national airlines, we take the problem of uncoordinated regional economic development into account, and make the greatest efforts to open routes to support local development in the western and other less-developed regions. Up to December, 2016, China Eastern had opened a total of 698 domestic routes, including 295 routes to the western provinces (Qinghai, Gansu, Inner Mongolia, Xinjiang, Tibet). Meantime, to promote the construction of "the Belt and Road", we newly opened 20 routes including Kunming - Sydney, Beijing - Bangkok and others in the counties along the Silk Road to build an Air Silk Road.



Based on our newly-opened routes and to serve the all-around connectivity strategy, we reinforced the Shanghai core hub, Beijing hidden hub, and the route network of Kunming and Xi'an regional hubs to facilitate the construction of regional hubs, improve the stability and efficiency of their operation, and create advantages through aggregation. In 2016, we set up a branch in Guangdong which is a significant strategy to serve national strategies, local economic development and corporate development simultaneously.

Us
20
24

The innovative "Qinghai Mode"

In August, 2011, China Eastern and the Qinghai Provincial Government signed the "*(Framework) Agreement on Jointly Promo*
in Developing Air Transport of Qinghai". At the end of the year, China Eastern and Qinghai Aviation Investment Corporation la
Qinghai introduced aircrafts and entrusted China Eastern with the management. The overall arrangement of routes were prop
Investment Corporation and put into implementation after negotiation with China Eastern. The "Qinghai Mode" has been esta
aviation industry, and it has played an important role in the economic and social development of Qinghai aviation industry, tou
dimensional transportation network, etc.

As of the December, 2016, 25,800 flights had been opened in bilateral cooperation projects, which transported about 3.3 mi
average loading rate reaching 79.28%. Since the cooperation, China Eastern has opened Beijing, Shanghai, Shenzhen, Kunr
and other routes in Xining Airport, organized and verified flying tests in six high plateau airports to ensure the smooth navigati
Airport. Besides, we have launched the painted aircraft themed "Beautiful Qinghai" for further promotion of the image of Qing


EASTERN

60th ANNIVERS

辉煌甲

Deep Integration a
Win-Win Develop

The in-depth development of world multi-pola
economic globalization and the constant pro
social informatization and cultural divsersity h
world to share opportunities and profits, and
mutual benefit through opening up. China ha
put forward strategies including "the Belt and
to build a new opening-up pattern. As China
whole world is now standing at a new starting
of development and economic growth, China
adheres to the concept of opening-up and de
comprehensive international strategies to stre
foreign cooperation and communication. By
China Eastern seeks to achieve mutual-benef
parties, and to promote the Company to ach
of "Creating a world-class airline, building a h
Eastern".

Acceleration of Globalization

Internationalization is a concept of opening-up. It is conducive to the free flow of production factors in the international market, and also helps enterprises to obtain comparative advantages in different countries. China Eastern continues to broaden its horizon, carry out cross-border business, strengthen cooperation with partners in aviation industry and accelerate the globalization process of the Company. Through all these efforts, China Eastern strives to create strong endogenous power to ensure a strong guarantee for national strategies.

Global Operation

China Eastern continues to promote the "Pacific Plan" and the "Europe Profitability Plan" to meet market demand. The overall arrangement in Japanese and South Korean market, North American market, European market, Australian market and Southeast Asian market and other international routes and the newly-developed Kunming - Nanjing - Vancouver, Shanghai - Madrid, Beijing - Hangzhou - Sydney routes have optimized the structure of the Company's route network. The Company has realized significantly enhancement in the operation and service quality, and facilitated customers' access to the world.

In order to further optimize the market and better serve the foreign markets, China Eastern has set up five overseas marketing centers in Japan, South Korea, Europe, Australia, North America, and 59 overseas business divisions. Considering customers' needs, the Company has customized a series of overseas services to enhance service quality for foreign customers.

Expanding overseas services

Expanding the VIP airport pick-up service to Los Angeles, New York, San Francisco and Chicago

Membership website

Launch of the Korean website

Call center

Overseas call center in North America

Measures for the Company's oversea services

China Eastern acquired 50% stake of Melbourne CEA Flight Training Co., Ltd. (hereinafter referred to as Melbourne CEA). The Company has taken a reasonable control of Melbourne CEA and formed a five-year development plan. China Eastern managed to build the second flight base to ensure the long-term development of Melbourne CEA , and provide more flight talents to promote the Company's globalization process. In 2016, the first group of China Eastern's flight students successfully graduated from Melbourne CEA.

International Cooperation with Industrial Counterparts

G4 Materiality Disclosure: G4-21

Cooperation with industrial counterparts contributes to the expansion of the resource supply and their effective distribution to help the Company to go global. China Eastern makes full use of partners' resources to expand and strengthen code-sharing cooperation and strategic cooperation with Delta Airlines, Air France-KLM, Qantas and other world-class airlines. With the consolidated "Greater China Connection" normalized cooperation mechanism, China Eastern has expanded the route hub network, marketing network, and service security network, laying a solid foundation for the Company's international strategy.

Code sharing

- Expanding codeshare partnership within SkyTeam Alliance
- Carrying out codeshare with British Airways outside SkyTeam Alliance

Strategic cooperation

- Determining concrete cooperation contents with Delta Air Lines in Two Hundred Plan
- Enhancing cooperation with Air France-KLM to open new flight routes
- Promoting the cooperation with Qantas Airways
- Establishing strategic partnership with Czech Aeroholding

Joint operation in greater China

- Joining hands with China Airlines, China Southern Airlines and Xiamen Airlines to issue co-branded cards in Taiwan

China Eastern's cooperation with industrial counterparts in 2016


ST 20 - 02

The photo of flight attendant of airlines in SkyTeam

Promotion of International Brand Popularity

A good international brand image can be an effective international promotion for a company. It is also conducive to the Company's internationalization process. China Eastern continues to strengthen international brand promotion. The Company took the opening of new routes as opportunities, held products promotion in Chicago, Madrid, Amsterdam, Prague and other places, "Discover China" cultural tourism lectures in Singapore and on-campus concerts in Taipei. Through innovative promotions, China Eastern managed to enhance its brand awareness. In 2016, China Eastern Airlines was selected into the "The World's 500 most valuable brands 2016" by British brand organization Brand Finance for the first time.

the Connotation of Opening up

up is conducive to enriching the connotation of opening up and achieving mutually beneficial cooperation. China
on with industrial chain partners, governments and other organizations to meet the challenges faced in the industry's
hares the achievements of cooperation with partners add better fuel enterprises' development.

ooperation

epth cooperation with upstream and downstream partners along the industrial chain. The companies give full play to
resources to achieve complementary effect and share of resources in order to enhance the competitiveness of the
s healthy development.

COMAC
C919 large

training
rt band

Tourism

- Signing an agreement with Ctrip for cooperation in low-cost travel, IT service, e-commerce and so on
- Signing a strategic cooperation agreement with Shanghai Disney Resort to launch flights of Disney theme and sponsor Disney Resort's development
- Starwood and China Eastern jointly launching the Eastern Explorer Rewards program
- Launching strategic cooperation with Booking to make it easier for passengers to book a hotel

Transportation

- Cooperating with Didi Chuxing in terms of product, marketing and other aspects
- Signing an agreement with COSCO to cooperate in terms of logistics and passenger transport
- Signing an agreement with Capital Airport Group Corporation to participate in the construction of the new airport in Beijing
- Cooperating and railway and highway organizations to launch air-railway and air-bus products

China Eastern's cooperation with different industries

with SAFRAN to build world-gear maintenance center

crafts in China provides broad market
anding gears. In November 2016,
nding Systems jointly set up China's
ure to create a world-class landing gear
eve greater development in the industrial



Voice from stakeholders

China Eastern became the first user of the C919 in the world. This helps us acquire and absorb suggestions and c
implement the customer's ideas and help them become familiar with the new aircraft products as soon as possible. This p
for our introduction of products and promotes market development in the future. It is also an important cooperation w
development of civil aviation industry.

Dang Tiehong, deputy general manager of COMAC's sales a

Cooperation with Governments

China Eastern actively cooperates with local governments to jointly promote the construction of local integrated transpo
development. The cooperation accelerates the upgrading of local industrial structure, improves local investment environ
opening-up. In 2016, China Eastern signed a number of cooperation agreements with local governments of Shigatse, Y
Yichang and other cities to develop local cultural tourism, economic and trade exchanges, and local transportation netw

Cooperating with local governments to build an "Air Silk Road"

With the implementation of the "the Belt and Road Initiative", Xi'an has become the central area and important node of "the
as a logistics hub has also become more and more important.

China Eastern signed a strategic cooperation framework agreement with Shaanxi Provincial Government and Xi'an Municipa
promote the construction of "Air Silk Road". In December, 2016, China Eastern launched the first international direct route in
Xi'an to Amsterdam. The route became the first symbolic achievement of the cooperation between China Eastern and Shaa
and Xi'an Municipal Government, which directly links Xi'an and the international market and promotes the development of th
economy.

Cross-Industry Cooperation

Through cross-sector cooperation with enterprises from different fields, China Eastern and its partners take advantage o
and highlight synergetic effect to consolidate and expand their advantages while jointly exploit the market. In 2016, the
credit card with the Bank of China, China Union Pay and other financial institutions. The Company also carried out coop
communication, energy saving, new energy vehicles and other areas with China Potevio and cooperated with Bright Fo
area. Through strengthened industrial linkage with partners, China Eastern strives to promote industrial upgrading and c

…0th ANNIVERSARY

辉煌甲子 追梦百年

…specting Nature …Sustainable …velopment

…n low-carbon development has become a global …sus, China Eastern bears the responsibility of its …pid development as well as protecting ecological …ment. We will integrate green development …t into all aspects of corporate development, face …erse impacts on the environment caused by the …ment of the Company. The Company actively …hens energy-saving and emission reduction …eve green sustainable development while …uting to sustainable development of the industry …nstruction of social ecological civilization.

…en …lopment



ental Management
nent

the basis of green development. China Eastern strives to improve its organization, plan and system of environmental rocess of environmental management. While strengthening the construction of energy management technology tively promotes carbon-emission management to advocate energy saving and emission reduction and contribute to ment.

fety and Environment Committee

fety and Environment Committee is set under of Directors. It carries regular researches, pose suggestions, and conduct supervision environmental issues related to aviation-bon emission at home and abroad through etings

ving and Emission Reduction Leading Group

al Manager is the head of the Group. There is t under the Group

management network system

n comprises management personnel from department, management sector of all departments, and management personnel positions. Through this system, Planning pment Department constantly carries out ntal protection work with a focus on energy emission reduction

gement system of the company

Energy saving through plan

Formulating a comprehensive energy management plan;

Improving *Regulations on Energy Saving and Emission Reduction*, *Regulations on Energy Management (Trial)*, and *Regulations on Carbon Emission (Trial)*.

Energy saving through system

Based on the performance system and the three-level management network system, spreading the routine energy management and energy saving approaches among all departments and affiliates, and including energy saving and emission reduction indicators into performance appraisal.

The Company's measures to improve energy management

nes which have been listed in Shanghai carbon trading pilots, China Eastern conscientiously fulfills the carbon emission ves the carbon emission management system. The Company has actively completed the carbon emission quota e years, hired third-party verification agencies to issue carbon emissions verification report, and actively cooperated with arry out national carbon trade research.

g Climate Change

carbon dioxide and other emissions caused by the use of aviation fuel have an inevitably impact on the climate. , China Eastern has been adhering to the ecological development concept of "green flight, scientific environmental eres to the scientific energy-saving and structural emission reduction. Taking full protection of flight safety as the es to explore green operation modes with low carbon emission. Focusing on controlling of energy use in operation, the pment of green aviation and contributes to deal with climate change.

Improving Fuel Efficiency

Improving fuel efficiency is an important measure for airline's emission-reduction. Through effective optimization of technologies, fleets and operation, the Company focused on reducing fuel consumption to achieve energy saving and emission reduction. As the proportion of passenger aircraft continues to increase, tons of fuel consumption per kilometer of fleet slightly increased from 2014 to 2016 while the continuous decrease of unit passenger fuel consumption conforms to ICAO's goal of 2% increase of annual average fuel efficiency.



Energy consumption per unit of transport capacity
Unit: Kg/100 passengers-km
3.70
3.63
Unit: Tons/10,000km
2.95
3.00
2014
2015

China Eastern Airlines aviat

Technology optimization

- Installing winglet and sharklet
- Engine improving
- Washing engines with water
- Replacing APU (auxiliary power unit) with mobile ground power source

20,000 tons
Aviation fuel saved in 2016

63,000 tons
Reduced emission of CO_2 in 2016

Fleet optimization

- Orderly elimination of old aircrafts
- Effectively selecting aircrafts according to flight route
- Reducing types aircraft

26
Old aircrafts eliminated in 2016

Oper

- Direct op (cost inde
- Increasin temporar flight dist
- Optimizin
- Controllin through b

Cost control a

8.2
Aviation fuel s in 2016

Flight route op

8,7
Aviation fuel s

27,(
Reduced emi

Ways to increase fuel efficiency

Managing and Controlling Energy Consumption in Operation

Monitoring and controlling energy consumption is the basis and an important part of energy management. In 2016, China Eastern improved its ground fixed energy consumption monitoring platform, ground mobile source detection platform, aviation fuel consumption statistical platform and other environmental management technology platform. The Company focused on the construction of ground energy consumption monitoring system. The system uses the framework of Shanghai's municipal monitoring platform, which will become a group-scaled platform to monitor energy use in building, mobile sources (vehicles, planes), and environment (air, sewage).

Re

Ch
co
pla
Sa
De
Tra
Sh
12

Pollution Prevention and Control

Pollution prevention and control is an important measure to achieve green development. We are keenly aware of the negative and destructive impact of environmental pollution. Therefore, we tried our best to properly handle waste and emissions to reduce the impact from the operational aspects on the environment, and create a harmonious ecological environment.

Waste Management

The Company strictly manages wastes generated in production and operation. According to *Law of the People's Republic of China on the Prevention and Control of Environment Pollution Caused by Solid Wastes, Regulations on the Safe Management of Hazardous Chemicals, Directory of National Hazardous Wastes (2016 Revision), Law of the People's Republic of China on Prevention and Control of Water Pollution and Regulation on Urban Drainage and Sewage Treatment,* the Company has handled waste in a proper way. In 2016, the Company cooperated with municipal sewage treatment system to transform the 12 plots in the east part of Shanghai Hongqiao International Airport. Through the transformation, 9.5km of pipeline had been laid and 17 new monitoring wells had been built.



Unit: 1,000 tons
5,071
4,778
4,730
2014
2015
2016

Discharge amount of sewage

Sewage: related departments of the municipal government

Waste treatment

Hazardous waste: certified third-party organizations

Waste oil (aviation kerosene), garbage of the cabin and packaging of products offered on board: recycling

Measures for waste treatment

Disposal of High-Pollution Vehicles

According to the requirements of the *Shanghai Clean Air Action Plan (2013-2017), Regulations on the Prevention and Control of Air Pollution in Shanghai and the Opinions on Promoting the Prevention and Control of Atmospheric Pollution by Non-road Mobile Machinery in the Municipality,* the Company established a pollution vehicle disposal special leading group and working group to promote the disposal of high-pollution vehicles and other related work. In 2016, the Company completed scrapped work of all 144 yellow label vehicles, disposal of four high-pollution special vehicle, technical transformation of two cargo lift platform cars, help vehicles to meet Shanghai's emission standards.

s,

Sustainable Utilization of Resources

We uphold the energy-saving principle in our daily operation, improve sustainable utilization of resources through saving resources include water, electricity and office paper. In 2016, Beijing Branch built rainwater recycling system in maintenance area by the west of Beijing Capital International Airport. The system mainly consists of permeable pavement, concave green space, rainwater storage facilities and water pouring system. The total storage capacity of the impounding reservoir reaches 677 cubic meters. Through China Eastern's technology for wide-body machine to use water wax dry cleaning instead of water washing, each machine can save about 70 tons of water from the next year.

5,2

tons

Water consum

year-on-year d

Enhancing Environmental Awareness

Energy-saving and environmental protection is closely related to daily work and life. China Eastern advocates and imple protection initiatives, calling on all employees to have a low-carbon lifestyle and to create a green office. Meanwhile, the environmental awareness to its passengers and the general public through a variety of activities in a bid to create a gree Company launched a publicity campaign (from June 12 to 18) themed "Green Flight with Innovation in Low-Carbon", w employees' awareness of energy saving and emission reduction.





"World Earth Day" flash mob public welfare activity

On the World Earth Day on April 22, young employees from Qingdao Flight Department and Cabin Service Department of Sh a public welfare flash mob show themed "Live and Cherish a Green Life" to tourists in Qingdao Liuting International Airport. T uniforms show, low-carbon green shopping bags giving, the Company advocated the public to save resources and live a gre

60th ANNIVERSARY

辉煌甲子 追梦百年

oing Forward Hand in and for Harmonious evelopment

orises are social citizens with an ultimate objective rease people's livelihood and promote the overall ess of the society. In the sixty years of development, Eastern has made outstanding achievements by edication and hard work of the employees, great of partners, and full backing of the community. We been appreciative for all the help we have received. ur responsibility and mission to pursue mutual it, create shared values and advance on a path to tainable future with stakeholders.

aring



5829

Poverty Alleviation

Central Work Conference on Development-oriented Poverty Reduction and Fixed-point Poverty Alleviation by Central
t Units, China Eastern has insisted on targeted poverty alleviation. By taking comprehensive consideration of the
giving full play to the advantages as an airline, we have improved the scientific assistance system, innovated assistance
vely arranged resource distribution. In order to realize comprehensive development of poverty-stricken areas, we have
ntelligence and technology, and provided information and policy support in multiple levels and forms.



治县细些拉祜族文化
项目启动仪式
佰伍拾万元







东航援建双江自治县细些拉祜族文化风情村
项目启动仪式

general manager of China Eastern, conducted targeted poverty alleviation in the Autonomous County of Shuangjiang in Yunnan Province

4-17, G4-20

d

6

n yuan

Developing a sustainable poverty eradication path through the model of poverty alleviation base

China Eastern has joined hands with China Foundation for Disabled Persons to create the project themed "Love Gathering – Rural Disabled Persons Poverty Alleviation Base". The project covers assistance-oriented ecological farms, plants for preliminary processing of tea, massage centers of the blind, rehabilitation centers for the disabled, and Hongyuan Chicken Farm of Shungjiang County. The innovative business model has provided a new platform for the entrepreneurship of disabled people.

By now, 21 disable people have been offered new jobs in Nimen Ecological Farm, Yuming Tea Preliminary Processing Plant and Blind Massage Center based in Cangyuan Autonomous County. Mengdong Community Home-Based Elderly Care Center has served 2,420 disabled and aged people, offering another poverty alleviation path for locals.

Establishing and improving systems	• Establishing and improving systems to complete the policy system • Planning the working process, enhancing internal and external publicity and spreading poverty alleviation experience
Conducting poverty alleviation with aviation features	• Relying on the existing advantageous aviation resources to build up an aviation network at the border
Promoting targeted poverty alleviation	• Supporting local industrial development • Conducting field surveys to learn about local conditions • Constructing high-quality residence to supporting new-type agriculture
Promoting support for education	• Implemen ·Hands in education
Promoting transformation and development of local area	• Introducin products promote t in tourism
Information platform building	• Inviting lo commun assistanc • Dispatch explore t

Anti-poverty measures of the Company

Headquarters	Gansu branch	China Eastern Yunnan	China Eastern Jiangs
Sahungjiang and Cangyuan Counties, Linjiang City, Yunnan Provinces	Wangpu Township of Qinan County and Manlu Township of Linxia County, Tianshui City, Gansu	Xiaozhongdian Town, Shangri-La City	Luowei Townshio, Sucheng District, Suqian City

Poverty alleviation points of the headquarters and different branches

China Eastern undertook professional tasks, including calibration for new airport in Cangyuan Va Autonomous County a
actively coordinated issues after the airport was put into use. On the October 25, Yunnan branch of China Eastern succ
flight test at Cangyuan Washan Airport, which was meaningful for promoting the fast and steady development of region



热烈庆祝沧源佤山机场试飞圆满成功

lappiness with Employees

l contributors in corporate development. We are always devoted to promoting the well-being of employees and protecting bility to guarantee employees a sense of belonging and happiness. By fully motivating employees' enthusiasm and ees' wisdom and strength to form the great driving force for sustainable development of the Company.

Interests and Benefits

interests of employees to the largest extent and providing them with proper benefits is conducive to the construction ship. The Company strictly complies with the *Labor Law* and other regulations and international conventions on human heres to employment principles of equality and fairness, respects and protects human rights, and forbids child and

Staff congress	Social network platforms	Rational suggestions
Soliciting proposals	Voice of the youth	Evaluation experts offering rational suggestions
Meeting among team heads	"Youth at China Eastern" WeChat official account	

Channels for listening to employees



Other
23.4%
Junior college
35.8%

ademic background



41-50 years old
19.9%
Over 51 years old
8.3%
31-40 years old
32.3%
Below 30 years old
39.5%

Ages



Management officers 5.3%
Crew and other flight attendants 20.6%
Flight Crew 9.0%
Maintenance staff 15.4%
Marketing and sales 6.3%

ervice employees



Unit: Yuan
local
China Eastern
4,433
2,190
4,133
1,890
4,003
1,570
3,913
1,480
Shanghai
Beijing
Kunming
Xi'an

Comparison of the starting salary of employees

In the year of 2016, in order to improve our service quality and capability, Employee Service Center promoted the E-eva satisfaction and developed the WeChat service platform to provide diversified online services for employees. Employee preferential offers and "Happy China Eastern" serial products and other value-added services for employees through ex the cooperation with Suning and China Construction Bank. Furthermore, a Dispatch Center has been founded in Pudor at fixed time and location for their convenient commuting and improved experience.

Enjoying Health and Safety

The Company strictly complies with laws and regulations as well as provisions in collective agreements on working condition and working hours, and arranges staff's working hours reasonably. We have constantly improved *Pilot Health Hierarchical Management Approach, Aircrew Physical Examination Records Management Regulations* and so on. Adhering to national regulations, the Company provides security protection facilities such as radiation-proof suits etc. for employees, organizes health and recuperation programs among pilots and flight attendants, conducts publicity about knowledge about occupational diseases, organizes regular health examinations and establishes health records for employees.

In 2016, the Company established 8 recuperation points with nearby ones included. 22,538 employees participated in the recuperation program.



EAP Project

Ways to improve the psychologica

Enjoying Excellence and Warmth

In 2016, in order to enrich employee's life and make more employees able to share our happiness, we organized diversified cultural and sports activities including reading and calligraphic workshops, the badminton match, singing competition etc.







the Youth" platform
Youth Innovation Salons
Youth MUMU Tea
"Guide for Youth Thinking" theme activities

Caring for young employees

Cooperation with Partners

G4 Materiality Disclosure: G4-21

ment is the common responsibility of all enterprises along the value chain including China Eastern. The company has cooperative partnership with a forward-looking vision. When our own responsibilities are properly fulfilled, we hope to partners such as suppliers and dealers, so that we can fulfill responsibilities with joint hands and share the fruits of

ponsibility

es responsible purchasing, and has formulated *na Eastern Airlines Corporation Limited* and *Detailed Eastern Airlines Corporation Limited*. The Company and evaluation mechanism, enhanced requirements tection, social contribution and employment system, inspecting. New suppliers are required to sign the *al Responsibility*. Bonus marks are given to the y fulfilling social responsibility during the appraisal. a communication mechanism with long-term n mutual high-level visits and performance evaluations, nd expand the space for cooperation.

rocurement, provides small-sized suppliers with managerial experience, and helps local suppliers

Voice from stakeholders

China Eastern sets reasonable product standards and has high management capability. The high management requirements for suppliers can also accelerate suppliers' advancement.

Liu Weiping, sales representative, Shaoxing Jinyang Textile Co., Ltd.

Number of suppliers by region

Yunnan	Northwestern China	Wuhan	Sichuan	Shanxi	Shandong	Jiangxi	Jiangsu	Gansu	Beijing	Anhui	Shanghai
89	88	72	72	69	103	68	63	81	98	64	422

Shanghai Airlines, Shanghai Flight Training and Eastern Logistics

Supporting Dealers' Development

In 2016, the Company set up the sales supporting division for better management of dealers . It also formulated and released *Cooperation Agreement of China Eastern with B2B Websites on Electronic Ticket Sales (2016)* and *Sales Agency Agreement of Domestic Passenger Transportation (2016)* etc. An Incentive mechanism has also been established for dealers. Hierarchical management of dealers and localized management help regularize the order of dealer service market in civil aviation, and also help dealers achieve sustainable development.

Taking the lead in promoting Client Rescue Plan in civil aviation

In 2016, learning from international advanced experience, China Eastern formulated and implemented *Regulation on Client Rescue Plan (hereafter referred to as Rescue Plan)*, and became the first Chinese airline to launch management measures for dealer incentive. The Company provides comprehensive sales support to dealers through the *Rescue Plan*, thus providing more refined and suitable products and services for clients.

Promoting Industrial Development

G

The healthy and sustainable development of the industry is at the stake of all civil aviation enterprises. As a leading ente China Eastern not only concerns its own growth, but also pays attention to the development of the whole industry. The promoting the industrial progress with its advantageous resources.

Cultivating Industrial Talents

Talents are the driving force industrial development. As the senior talents cultivation base in Shanghai, the Company is c platform for talents training and communication for the creation of an enabling environment for the growth of skilled tale qualification, the Company has cooperated with partners in the industrial chain such as COMAC to train talents in order civil aviation and drive incremental improvements of the industry's technological level. In 2016, the Company organized 4 persons, with the satisfaction rate of 99.7% among the third party.

The Company upholds the school-enterprise collaboration mode for cultivating professional talents. For the purpose of c and accumulating the driving force for the industry, China Eastern established "China Eastern-Wenlai Middle School Flig students are taught diversified special aviation courses.

Cultivating professional talents through school-enterprise collaboration

In February, 2016, China Eastern Wuhan and Wuhan City Vocational College officially signed a strategic cooperation agreem operation projects. China Eastern Wuhan became the practice base for students of the college, and the college became a fu Eastern employees. Wuhan branch established "China Eastern Class" to train flight security personnel for the Company. The "Professional Teaching Guiding Committee", which created opportunities for "double qualified teachers" to practice and be tr of airline service and civil aviation transportation to meet the needs of enterprises' development.

Setting up Industrial Standard

China Eastern has joined many industrial associations such as China Air Transport Association (CATA)etc. The Company and trying out industrial standards to the orderly and healthy development of the industry. In 2016, China Eastern under including *Study on Research of Judicial Adjudication Law Adaption in Civil Aviation Industry* by CAAC. We also put forw reform of market allocation in flight time table and unexpected mass incidents of domestic airlines. The Company also p *Aviation Law Cases in China* with other major airlines.

Voice from stakeholders

China Eastern is the first airline that has passed ICAO standard in China and an airline that has been qualified as large-s Company owns a group of international safety management experts and executives, who enjoy a high reputation in the i management, the Company has established a flight safety institute, which, with the help of cloud technology and bi problems and eliminate operation. Numerous pilot projects related to new safety technologies in civil aviation were first trie Eastern, which provided experiences for formulating and implementing the standard of the industry as well as helped the achievements first and preemptive advantages, thus contributing to the reform and development of civil aviation.

Gu Qing, Director, Qualification Management Office, CAAC East Chin

Sharing Harmonious Community

0 hours

2016,

The long-term and steady development of China Eastern is inseparable from the trust, understanding and support from all stakeholders and people in all walks of life. We are devoted to social welfare activities, and spread love and share the achievement of harmonious development with the society.

“Love in China Eastern” Public Welfare Campaign

To push improve the management of public welfare projects and their process, the Company strengthened volunteer management of public welfare projects, and formulated and improved the related regulations, such as *Management Measures on Application of “Love in China Eastern” Public Welfare Activities and Articles for “Love in China Eastern” Registered Volunteers.* The modes for volunteer activities which are divided into 5 categories and 18 subcategories including community service, student aid program, transportation and travel service, and significant guarantee program have been well-established, through which the Company provides care and help for vulnerable group continuously.

hina
2016,
revious

Eastern·Integrity Ticket ”

f “Love in China Eastern • Integrity Ticket ” and
ral Committee of Communist Youth League
on agreement, through which China Eastern will
grity Tickets” for volunteers of “Western Project” in
dents to achieve the ideal of serving our country.

Eastern • Integrity Ticket ” won the bronze
n Volunteer Service Project Competition, and is
st of *Action Plan on Implementing Joint Incentive*
eers and Accelerating the Construction of Youth
issued by 51 ministries and commissions of CPC
tate Council. China Eastern was awarded the title
Youth Integrity Action”.


诚信机票
西部计划
CHINA EASTERN

akeholders

financial pressure for aspiring young people who desire to know about the whole country. Additionally, it also teaches us
ul.

A Fudan University Student from Xinjiang

“Seven-Color Classroom” program to bring fine arts, English and other classes to schools

Youth volunteer public welfare activities

Student aid

Inviting students to visit China Eastern and social science exhibition venues

Bri
avi
to s

Five forms of poverty alleviation through Education of “Love in China Eastern • Realizing the Dream of Going t



Yantai Sales Division held the second social welfare activity of “Love in China Eastern•Flying Together”



Serial public welfare activities of
anniversary of Huayangnian H

Guaranteeing Special Flights

As an essential part of the public transportation system and emergency rescue system, civil aviation plays an important role in ensuring the smooth progress of major events and the stable development of the society. China Eastern has been committed to the mission and made contributions to the development of the country, regions and social harmony by taking important transportation and emergency rescue flight missions.

2
Fli
a y

Guaranteeing the flights of G20

From September 4 to 5, 2016, G20 Summit was held in Hangzhou. During the summit, the Company successfully accomplished 127 flights for VIP passengers and 48 charted flights to guarantee the transport of 695 VIP passengers. The Company was highly praised by the Ministry of Foreign Affairs and embassies who entrusted China Eastern the flight mission.

cators

dicators	Unit	Data		
		2014	2015	2016
ration	No.	497	535	581
f aircrafts	Years	6.10	5.42	5.39
turnover	Billion ton kilometers	16.12	17.82	19.71
f passengers carried	Million	83.81	93.78	101.74
and mail volume	Million tons	1.363	1.399	1.395
f routes	Routes	870	896	936
f countries and	No.	177	179	177
f destinations	No.	1,052	1,057	1,062
	Billion yuan	163.542	195.709	210.051
enue	Billion yuan	89.746	93.844	98.560
	Billion yuan	4.120	5.671	6.507
of aircrafts	Hours	9.88	10.03	9.80
s	Billion yuan	6.832	9.038	11.013
se	Billion yuan	2.580	3.205	3.448
pliance rate	%	100%	100%	100%
f suppliers	No.	-	747	1,459
f dealers	No.	-	-	2,998
rs	Million hours	1.625	1.804	1.956
er ten thousand hours	No.	0.074	0.025	0.072
on simulators	Hours	90,853	99,121	120,255
nance errors	No.	-	0	2
f frequent flyer	Million	23.00	26.00	29.20
f passenger n letter	No.	4,043	5,216	12,419
andling rate	Permyriad	28.16	26.75	26.19
lity rate	%	67.11	68.09	74.82
notification rate of notification	%	93.0	94.3	99.0
sfaction	Points	90.77	88.11	89.70

	Indicators	Unit	Data	
			2014	2015
Service	Copies of customer satisfaction questionnaire survey	Million	0.156	
	Complaints from passengers	No.	264	
	Complaints handling rate	%	100	
	Intelligent technology investment	Million yuan	-	
	The number of special passengers carried	No.	105,077	1
	Coverage of self-service check-in machines in domestic terminals	%	86.9	
	Self-service check-in for domestic flights	%	-	
	Self-service check-in for international flights	%	-	
	Domestic destinations of connecting flights	No.	-	
	International destinations of connecting flights	No.	-	
Environment	CO_2 emissions	Kilotons	14,986	
	Unit fuel consumption	Kg/100 passengers-km	3.72	
	Energy consumption per ten thousand yuan revenue	Tons of standard coal per 10,000 yuan	0.79	
	Energy consumption per revenue ton kilometers	Tons per ten thousand kilometer	2.95	
	Aviation fuel consumption	Kilotons	4,757.4	
	Manufacture gas consumption	1,000 m^3	292.9	
	Natural gas consumption	1,000 m^3	2,989.6	
	Gasoline consumption	Kiloliters	3,429.7	
	Diesel consumption	Kiloliters	13,694.0	1
	LPG consumption	1,000 m^3	108.9	
	Other petroleum products	Tons	684.2	
	Electricity consumption	1,000 kWh	146,465.5	15
	Water consumption	Kilotons	5,634.2	
	Total energy consumption	Tons of standard coal	7,085,339	7,9
	The amount of sewage	Kilotons	5,071	
	The recycling quantity of aviation fuel	Tons	73.85	
	The quantity of hazardous wastes	Tons	0.3	

licators	Unit	Data 2014	Data 2015	Data 2016
s	No.	69,849	71,033	75,333
foreign employees	No.	870	911	1,140
e of female executives	%	6.89	6.99	8.68
or contract signing	%	100	100	100
new employees	No.	-	3,168	5,355
over rate	%	4.3	Management officers 0.65 Professional and technical personnel 0.75 Flight Crew 1.2 Cabin crew 0.68 Sales staff 7.1 Finance staff 2 Ground service and others 6.2	Management officers 0.09 Flight Crew 0.26 Cabin crew and guard 0.62 Professional skill staff 0.46 Sales staff 0.29 Others 0.41
e of participation in n	%	99.08	98.40	96.50
employees physical	%	68.60	73.56	76.50
of social insurance	%	100	100	100
of enterprise annuity	%	-	91.26	87.2
raining	Million yuan	53.00	47.55	40.00
ning per capita	Hours	-	48	39
training participants	No.	-	481,205	287,870
reported juries	No.	90	102	70
reported eath	No.	0	1	0
onal suggestions	%	65.7	74.2	89.6
participants in EAP	No.	-	450	1,300
"Love in China cts	No.	620	530	1,257
participants in public s	No.	42,147	26,119	48,440
people received help na Eastern"	No.	40,034	40,166	90,999
registered volunteers na Eastern" projects	No.	-	451	4,694
service hours of Eastern"	1,000 hours	110.0	97.3	145.3
ion fund of China	Million yuan	4.700	5.662	10.336
special flight	No.	-	106	204

e in 2015 CSR report was kilotons.

GRI Content Index

This Report is organized and presented in accordance with the GRI G4 framework, using the "Core" option.

Indicator
Strategy Analysis
G4-1 Provide a statement from the most senior decision-maker of the organization (such as CEO, chair, or equivalent senior about the relevance of sustainability to the organization and the organization's strategy for addressing sustainability
G4-2 Provide a description of key impacts, risks, and opportunities
Organizational Profile
G4-3 Report the name of the organization
G4-4 Report the primary brands, products, and service
G4-5 Report the location of the organization's headquarters.
G4-6 Report the number of countries where the organization operates, and names of countries where either the organiza significant operations or that are specifically relevant to the sustainability topics covered in the report
G4-7 Report the nature of ownership and legal form
G4-8 Report the markets served (including geographic breakdown, sectors served, and types of customers and beneficiaries)
G4-9 Report the scale of the organization
G4-10 Report the total number of employees by employment contract and gender
G4-11 Report the percentage of total employees covered by collective bargaining agreements
G4-12 Describe the organization's supply chain
G4-13 Report any significant changes during the reporting period regarding the organization's size, structure, ownership, or i chain
G4-14 Report whether and how the precautionary approach or principle is addressed by the organization
G4-15 List externally developed economic, environmental and social charters, principles, or other initiatives to which the org subscribes or which it endorses
G4-16 List memberships of associations (such as industry associations) and national or international advocacy organizations
Identified Materials Aspects And Boundaries
G4-17 a. List all entities included in the organization's consolidated financial statements or equivalent documents. b. Report whether a included in the organization's consolidated financial statements or equivalent documents is not covered by the report
G4-18 a. Explain the process for defining the report content and the Aspect Boundaries. b. Explain how the organiza implemented the Reporting Principles for Defining Report Content
G4-19 List all the material Aspects identified in the process for defining report content
G4-20 For each material Aspect, report the Aspect Boundary within the organization
G4-21 For each material Aspect, report the Aspect Boundary outside the organization
G4-22 Report the effect of any restatements of information provided in previous reports, and the reasons for such restatements
G4-23 Report significant changes from previous reporting periods in the Scope and Aspect Boundaries
Stakeholder Engagement
G4-24 Provide a list of stakeholder groups engaged by the organization
G4-25 Report the basis for identification and selection of stakeholders with whom to engage
G4-26 Report the organization's approach to stakeholder engagement, including frequency of engagement by type and by sta group, and an indication of whether any of the engagement was undertaken specifically as part of the report preparation proce
G4-27 Report key topics and concerns that have been raised through stakeholder engagement, and how the organization has resp those key topics and concerns, including through its reporting. Report the stakeholder groups that raised each of the key topics and
Report Profile
G4-28 Reporting period (such as fiscal or calendar year) for information provided
G4-29 Date of most recent previous report (if any)
G4-30 Reporting cycle (such as annual, biennial)
G4-31 Provide the contact point for questions regarding the report or its contents

Indicator	Page
e' option the organization has chosen	P83
policy and current practice with regard to seeking external assurance for the report	P2
structure of the organization, including committees of the highest governance body. Identify any sion making on economic, environmental and social impacts	P19, P21
's values, principles, standards and norms of behavior such as codes of conduct and codes of ethics	P19
Management Approach	P39-45, P47-57, P59-63
generated and distributed	P12
level wage by gender compared to local minimum wage at significant locations of operation	P74
ct	
ct of infrastructure investments and services supported	P57
omic impacts, including the extent of impacts	P32-37, P60-63, P76, P77
anagement Approach	P64-P69
nt or volume	P67
s used that are recycled input materials	P69
thin the organization	P81
	P81
nsumption	P67
equirements of products and services	P67
by source	P69
s (GHG) emissions (Scope 1)	P81
use gas (GHG) emissions	P67
by quality and destination	P68
by type and disposal method	P68
ation of environmental impacts of products and services	P67-69
Assessment	
ppliers that were screened using environmental criteria	P76

Indicator
Social
G4-DMA Generic Disclosures on Management Approach
Aspect: Employment
G4-LA1 Total number and rates of new employee hires and employee turnover by age group, gender and region
Aspect: Occupational Health And Safety
G4-LA6 Type of injury and rates of injury, occupational diseases, lost days, and absenteeism, and total number of work-related by region and by gender
G4-LA8 Health and safety topics covered in formal agreements with trade unions
Aspect: Training And Education
G4-LA9 Average hours of training per year per employee by gender, and by employee category
G4-LA10 Programs for skills management and lifelong learning that support the continued employability of employees and ass in managing career endings
Aspect: Diversity And Equal Opportunity
G4-LA12 Composition of governance bodies and breakdown of employees per employee category according to gender, ag minority group membership, and other indicators of diversity
Aspect: Supplier Assessment For Labor Practices
G4-LA14 Percentage of new suppliers that were screened using labor practices criteria
Human Rights
G4-DMA Generic Disclosures on Management Approach
Aspect: Supplier Human Rights Assessment
G4-HR10 Percentage of new suppliers that were screened using human rights criteria
Society
G4-DMA Generic Disclosures on Management Approach
Aspect: Local Communities
G4-SO1 Percentage of operations with implemented local community engagement, impact assessments, and development pro
Aspect: Anti-corruption
G4-SO4 Communication and training on anti-corruption policies and procedures
G4-SO7 Total number of legal actions for anti-competitive behavior, anti-trust, and monopoly practices and their outcomes
Aspect: Supplier Assessment For Impacts On Society
G4-SO9 Percentage of new suppliers that were screened using criteria for impacts on society
Product Responsibility
G4-DMA Generic Disclosures on Management Approach
Aspect: Customer Health And Safety
G4-PR1 Percentage of significant product and service categories for which health and safety impacts are assessed for improve
Aspect: Product And Service Labeling
G4-PR5 Results of surveys measuring customer satisfaction
Aspect: Customer Privacy
G4-PR8 Total number of substantiated complaints regarding breaches of customer privacy and losses of customer data

ndex

Indicator	Page	Description
on on the policies; and compliance with relevant laws and regulations that have a er, relating to air and greenhouse gas emissions, discharges into water and land, and non-hazardous waste	P66-69	
ns and respective emissions data	/	No statistics for now
issions in total (in tonnes) and, where appropriate, intensity (e.g. per unit of production	P81	
ste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production	P68	
us waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of)	/	No statistics for now
ures to mitigate emissions and results achieved	P67	
hazardous and non-hazardous wastes are handled, reduction initiatives and results	P68	
urces		
the efficient use of resources, including energy, water and other raw materials	P66-69	
ct energy consumption by type (e.g. electricity, gas or oil) in total (kWh in '000s) and uction volume, per facility)	P67, P81	
n total and intensity (e.g. per unit of production volume, per facility)	P69	
y use efficiency initiatives and results achieved	P67-69	
er there is any issue in sourcing water that is fit for purpose, water efficiency initiatives	P69	
erial used for finished products (in tonnes) and, if applicable, with reference to per unit	/	Not applicable
ment and Natural Resources		
minimising the issuer's significant impact on the environment and natural resources	P34, P66-69	
nificant impacts of activities on the environment and natural resources and the actions	P34, P67	
our Practices		
t		
on on the policies; and compliance with relevant laws and regulations that have a er, relating to compensation and dismissal, recruitment and promotion, working hours, , diversity, anti-discrimination, and other benefits and welfare	P54-55, P74	
ender, employment type, age group and geographical region	P74	
ate by gender, age group and geographical region	P82	
Safety		
on on the policies; and compliance with relevant laws and regulations that have a er, relating to providing a safe working environment and protecting employees from	P74	
work-related fatalities	P82	
rk injury	/	No statistics for now

Indicator	Pa
KPI B2.3-Description of occupational health and safety measures adopted, how they are implemented and monitored	P37,
Aspect B3-Development and Training	
General Disclosure-Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities	P74-
KPI B3.1-The percentage of employees trained by gender and employee category (e.g. senior management, middle management)	/
KPI B3.2-The average training hours completed per employee by gender and employee category	P55
Aspect B4-Labour Standards	
General Disclosure-Information on the policies; and compliance with relevant laws and regulations that have a significant impact on the issuer, relating to preventing child and forced labour	P74
KPI B4.1-Description of measures to review employment practices to avoid child and forced labour	P74
KPI B4.2-Description of steps taken to eliminate such practices when discovered	/
Operating Practices	
Aspect B5-Supply Chain Management	
General Disclosure-Policies on managing environmental and social risks of the supply chain	P76
KPI B5.1-Number of suppliers by geographical region	P76
KPI B5.2-Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, how they are implemented and monitored	P76
Aspect B6-Product Responsibility	
General Disclosure- Information on the policies; and compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress	P23,
KPI B6.1-Percentage of total products sold or shipped subject to recalls for safety and health reasons	/
KPI B6.2-Number of products and service related complaints received and how they are dealt with	P52
KPI B6.3-Description of practices relating to observing and protecting intellectual property rights	P52
KPI B6.4-Description of quality assurance process and recall procedures	/
KPI B6.5- Description of consumer data protection and privacy policies, how they are implemented and monitored.	P23
Aspect B7-Anti-corruption	
General Disclosure- Information on the policies; and compliance with relevant laws and regulations that have a significant impact on the issuer, relating to bribery, extortion, fraud and money laundering	P22
KPI B7.1-Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases	/
KPI B7.2-Description of preventive measures and whistle-blowing procedures, how they are implemented and monitored	P22
Community	
Aspect B8-Community Investment	
General Disclosure-Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests	P72,
KPI B8.1-Focus areas of contribution (e.g. education, environmental concerns, labour needs, health, culture, sport)	P72- P78-
KPI B8.2-Resources contributed (e.g. money or time) to the focus area	P72,

atement of Corporate Social Responsibility Report

td. ('TUV NORD') has been commissioned by the management of China Eastern hina Eastern' for short) to carry out an independent assurance of the 2016 Corporate ity Report ('report' for short）.

esponsible for the collection, analysis, aggregation and presentation of information TUV NORD's responsibility in performing this work (assurance of the report) is in erms of reference agreed in the scope of engagement with China Eastern. China nded users of this statement.

based on the assumption that the data and information provided in the report is This report is the eighth CSR report for China Eastern, and it's the first time for China e third party give independent assurance.

e

vealed the accuracy and reliability for key performance, information and management happened in 2016.

dress is in No.99, the third airport road, Changning district, Shanghai, where China ed. And we didn't visit other branch, Subordinate units or the site of Projects.

he collection, analysis, aggregation of the information and data.

economic data had been audited by the third party, we won't do double audit this time;

the Report was done on **15-17.03.2017.**

odology

s including following activities:

ocument information which provide by China Eastern;

person who collected the report information;

ed websites and media reports, verify the data and information through sampling

Sustainability Reporting Guideline(G4) on balance, comparability, accuracy, timeliness, ty, and give the evaluation;

00AS (2008) Assurance methodology;

tivity is based on TUV NORD CSR report assurance management procedure.

usion

R Report provide an appropriate and objective view of the sustainability & social ormances in 2016. The data in report is reliable and objective, TUV NORD didn't find r substantial error, Which meets the disclosure requirement of G4 core option.

TUV NORD

- The structure of report is complete, the revealed information is clear, easy-understanc
- The report take "For our common sustainable development" as theme, take 'Innovatio green, open, sharing' and industry key issue safety as frame, reveal China Eastern C practice, result and typical cases, in addition, it attached 3 years key performance ind can be comparable;
- Determining material aspects through stakeholder survey, which feedback stakeholde and attention.

Suggestion for Improvement

Through assurance and evaluation, we had following improvement suggestion on CSR pr management:

- For the key performance indicators in the environmental, social and governance repo of the HKEX, it is necessary to establish a clear objectives, responsible person and a
- Suggest further reveal the oversea practice of accountability;
- The analysis of the key performance could be strengthened.

Special Statement

This statement excluding:

- The activity outside information reveal;
- The position, idea, faith, object, future developing direction, and promise which stated Eastern Company.

Statement of Independence and Competence

TUV NORD Group is the world's leader in inspection, testing and verification, operati 70 countries throughout the world and providing services which includes managemer product certification; quality, environmental, social and ethical auditing and training; enviro responsibility and sustainability report assurance.

TUV Asia Pacific Ltd. affirms its' independence from China Eastern and confirms t conflicts of interest with the organization or any of its subsidiaries and stakeholders when assurance of the Report. TUV Asia Pacific Ltd. was not involved in any manner with China the latter was preparing the Report.

The team leader:黄莉
Date :23.03.2017

The Authorized person:宋海宁
Date: 23.03.2017

注：当声明的中文和英文版本有冲突时，请以中文为准

astern Airlines Corporate Social Responsibility Report 2016. To enable our report to more systematic and ful information, to facilitate monitoring of the CSR work and to improve the Company's management and practice of ely await your opinions and suggestions.

d mail it to us according to the following address:

city Department of China Eastern Airlines

021-62686883 E-mail: ceanews@163.com

No.3 Road, Changning District, Shanghai(200335)

______

s C Government D Community E Partners F Media G Social group H Other (please note)

China Eastern Airlines Corporate Social Responsibility Report 2015?

Fair D. Poor E. Very poor

China Eastern's social responsibility performance of economy, environment and society?

	A. Very good B. Good C. Fair D. Poor E. Very poor
	A. Very good B. Good C. Fair D. Poor E. Very poor
y	A. Very good B. Good C. Fair D. Poor E. Very poor

this report in responding and disclosuring the issues that draw the stakeholders' attentions?

Fair D. Poor E. Very poor

, data and indicators disclosed in this report are accurate, clear and complete?

	A. Very good B. Good C. Fair D. Poor E. Very poor
	A. Very good B. Good C. Fair D. Poor E. Very poor
	A. Very good B. Good C. Fair D. Poor E. Very poor

he content and design of this report for reading?

	A. Good B. Fair C. Poor
	A. Good B. Fair C. Poor

ions for China Eastern's social responsibility work and this report:

60th Anniversary of China Eastern

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